Exhibit 2.1

To:

MATIV HOLDINGS, INC.

100 Kimball Place, Suite 600

Alpharetta, Georgia 30009

Attention: Chief Legal Officer

August 1, 2023

Re: Final Binding Offer

Dear Sirs and/or Madams,

We refer to our recent discussions relating to the contemplated acquisition (the “Transaction”) by Evergreen Hill Enterprise Pte. Ltd. (“Buyer”) of the equity interests of certain legal entities owned directly or indirectly by Mativ Holdings, Inc. (“Parent”), and the assumption of certain liabilities, of the Covered Business (as defined in the Purchase Agreement referred to below). The Transaction includes the acquisition of the equity interests of the companies listed in Appendix 2 (each a “French Company”), from Schweitzer-Mauduit Holding S.A.S. a société par actions simplifiée registered with the Quimper Register of Commerce and Companies under number 444 503 759, whose registered office is at Kerisole, 29300 Quimperlé (“Equity Seller” and together with Parent, “Sellers”), in accordance with the form of the purchase agreement attached to this Offer Letter as Appendix 1 (including the Schedules and Exhibits thereto, the “Purchase Agreement”).

It is acknowledged that before the Sellers are in a position to take any decision to sell the equity interests of the French Companies and accept this offer,

•

certain employees’ representative bodies within the French Companies listed in Appendix 3 must be informed and, when relevant, consulted in connection with the contemplated Transaction (the “French Consultation Processes”); and

•

each employee of the French Companies as listed in Appendix 2 shall be informed of the envisaged Transaction of their right to make a buying offer of the equity interests (the “Employee Information Process” and together, with the French Consultation Processes, the “Pre-Signing Processes”).

This binding put option letter (this “Offer Letter”) sets forth Buyer’s irrevocable commitment to purchase the Equity Interests on the terms and conditions set out in the Purchase Agreement.

Capitalized terms not otherwise defined in this Offer Letter shall have the meaning given to them in the Purchase Agreement and the provisions of Section 1.3 of the Purchase Agreement shall apply mutatis mutandis.

1.	COMMITMENT TO ACQUIRE THE EQUITY INTERESTS

1.1

Buyer hereby irrevocably and unconditionally agrees to acquire the Equity Interests at the price and on the other terms and conditions set out in the Purchase Agreement subject only to the delivery by Sellers to Buyer of written notice of Sellers’ decision to sell the Equity Interests to Buyer (the “Put Option”, and the notice of such decision being referred to as the “Put Option Notice”). Buyer hereby confirms to Sellers that this Offer Letter is binding, and may not be revoked by Buyer in any respect or for any reason prior to the Offer Termination Date.

1.2	Sellers accept the benefit of the Put Option as an option solely, without any obligation to exercise such option.

1.3

The Put Option Notice shall specify the date (being a Business Day no more than five (5) Business Days after the sending of such notice), and subject to the sending of the Put Option Notice, Buyer and Sellers agree to execute the Purchase Agreement on the date specified in the Put Option Notice.

1.4

Buyer and Sellers hereby agree that, upon exercise of the Put Option and the execution and delivery of the Purchase Agreement by Sellers, (x) the date of the Purchase Agreement as used therein shall be deemed to be the date hereof and (y) the Purchase Agreement shall be treated for all purposes as if executed and delivered by Buyer and Sellers on the date hereof, notwithstanding the execution and delivery thereof by Sellers at a later date. Buyer and Sellers hereby agree, as permitted by applicable Law, to commence the filing and obtaining of consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties as set forth in Section 6.3 of the Purchase Agreement as soon as reasonably practicable after the date hereof.

1.5	The Put Option Notice shall confirm to Buyer the completion of the Pre-Signing Processes.

1.6

For the purpose of this Offer Letter, the French Consultation Processes shall be deemed to have been completed in relation to the contemplated Transaction if each of the works councils identified in Appendix 3 either:

1.6.1	has issued an opinion with respect to the contemplated Transaction; or

1.6.2

in the absence of any such opinion, if Sellers have determined, acting reasonably and in good faith, that the French Companies have complied with all their relevant information or consultation obligations under French law in respect of the relevant works councils or each of the works councils is deemed to have issued an opinion in accordance with French law.

1.7

For the purpose of this Offer Letter, the Employee Information Process shall be deemed to have been completed in relation to the contemplated Transaction if all employees of the French Companies required to proceed with both a French Consultation Process and an Employee Information Process have received the information as provided by article L.23-10-7 seq. of the French commercial code and the relevant works council has rendered or deemed to have rendered an opinion on the contemplated Transaction.

1.8

The Put Option will enter into force on the date of this Offer Letter (the “Offer Letter Date”) and shall remain valid until the earlier of (i) the date which is five (5) Business Days after the Pre-Signing Processes have been completed and (ii) four (4) months after the Offer Letter Date (the “Offer Termination Date”).

2.	REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

2.1

Buyer hereby represents and warrants to Parent as of the date hereof as to each of the representations and warranties set forth in Article V of the Purchase Agreement as if each such provisions were incorporated in this Offer Letter and any reference therein to “this Agreement” (or a similar expression) shall be deemed to include a reference to this Offer Letter (including the Put Option).

2.2

Parent hereby represents and warrants to Buyer as of the date hereof as to each of the representations and warranties set forth in Article III and Article IV of the Purchase Agreement as if each such provision was incorporated in this Offer Letter and any reference therein to “this Agreement” (or a similar expression) shall be deemed to include a reference to this Offer Letter.

3.	CONSULTATION PROCESS

3.1	Buyer agrees that, upon request of Sellers, it shall, and shall cause its applicable Affiliates to:

3.1.1

provide all reasonable assistance in connection with the French Consultation Processes, including by submitting presentations and other information reasonably requested by Sellers, including a document setting forth the structure chart of Buyer and its ultimate shareholders, their background and history, including past investment in the relevant industry, their plans for the French Companies and their subsidiaries (in particular any consequence of the Transaction on the business, the employment or the measures that are anticipated in connection therewith) and their financing, management and employment policy that may become applicable to the French Companies in case of execution of the Transaction; and

3.1.2

arrange for and require senior representatives of Buyer or its applicable Affiliate to attend meeting(s) of the relevant works councils and meet with the relevant employees and employee representatives where and when reasonably requested by Sellers.

4.	EXCLUSIVITY AND OTHER OBLIGATIONS OF SELLERS AND BUYER

4.1

By countersigning this Offer Letter, Sellers agree, and with execution and delivery of this Offer Letter, Buyer agrees, that Article VI of the Purchase Agreement shall apply mutatis mutandis between Buyer and Sellers as if set out herein (and references in these provisions to “this Agreement” (or similar expression) shall be deemed a reference to this Offer Letter) and Buyer and Sellers shall comply with such provisions as from the Offer Letter Date.

4.2	By countersigning this letter, Sellers agree that they shall request the management of the French Companies to:

4.2.1

not later than ten (10) Business Days following the Offer Letter Date, give notice to convene a meeting of the relevant works councils to be held as soon as practicable after the Offer Letter Date (using reasonable best efforts to schedule the meeting by September 1, 2023, but in any event, no later than September 6, 2023) and provide with such notice appropriate information relating to the Transaction so as to launch the processes in compliance with Article R. 2312-5 et seq. of the French labor code, and conduct diligently the information and/or consultation process with respect to the works councils;

4.2.2

keep Buyer regularly informed of all material matters relating to the French Consultation Processes, including furnishing Buyer promptly with copies of notices or details of any material written communications from the works councils to Sellers as part of the French Consultation Processes and consult with the Buyer, on a confidential basis, on any portions directly or indirectly relating to Buyer or the future operation of the French Companies after the completion of the contemplated Transaction of the main presentation and other significant documents that any of the French Companies will provide to the works councils (or, as the case may be, their experts) not less than five (5) Business Days in advance of such presentation in the context of the Pre-Signing Processes, and consider in good faith any reasonable comments that Buyer may make in this respect;

4.2.3

comply with the rules relating to the information of the relevant employees of the French Companies provided for in Articles L. 23-10-7 et seq. of the French commercial code and therefore to inform each employee of the French Companies listed in Appendix 3 TCS, in compliance with Article D. 23-10-2 of the French commercial code, of the contemplated sale of the Equity Interests of their relevant employing entity by commencing the Employee Information Process as soon as possible after the Offer Letter Date (and at the latest simultaneously to the convening of the relevant works councils in relation to the French Consultation Process); and

4.2.4

inform Buyer in writing as soon as possible (and in any event no later than five (5) Business Days) after any French Consultation Process has been completed and provide the minutes (or extracts thereof) of the relevant works council meetings setting out the opinion issued.

4.3

From the Offer Letter Date and until the Offer Termination Date, and save as permitted pursuant to the terms of the Purchase Agreement and for the purposes of the Employee Information Process, Sellers shall not, and shall cause their Affiliates not to, directly or indirectly through their directors, officers, employees or advisers:

4.3.1	pursue, initiate, or solicit any Alternative Proposal;

4.3.2	provide or consent to provide any information with respect to the Covered Business to any person (other than Buyer and its representatives) with a view to an Alternative Proposal;

4.3.3	solicit or encourage offers or expressions of interest or otherwise cooperate in any way with a view to an Alternative Proposal; or

4.3.4	enter into any agreement with respect to any Alternative Proposal;

it being specified, for the sake of clarity, that Sellers, their Affiliates and their representatives, directors, managers, employees or advisers shall not be considered as third parties for the purposes hereof. For purposes of this Paragraph 4.3, “Alternative Proposal” means any inquiry, proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates or any actions in connection with the Pre-Closing Restructuring, for an acquisition, merger, spin-off, contribution, business combination or any similar transaction involving all or a material portion of the assets of the Covered Business (other than sales of inventory in the Ordinary Course or other dispositions of assets that would otherwise be permitted under the terms of the Purchase Agreement).

5.	NO BINDING OBLIGATIONS ON SELLERS

5.1

Buyer acknowledges that (i) Sellers have countersigned this Offer Letter in order to accept the benefit of the Put Option solely as an option and that (ii) Sellers have countersigned this Offer Letter in order to agree with the specific commitments set out in Paragraphs 2 and 4 above.

5.2

Buyer further acknowledges that nothing herein shall constitute in any manner whatsoever an obligation by Sellers or any of their Affiliates to sell to Buyer or any of its Affiliates all or part of the Equity Interests or any assets of the Covered Business or be bound by any obligation of any nature whatsoever in connection with the contemplated Transaction (other than those obligations set out in Paragraphs 2 and 4 above).

6.	ANNOUNCEMENT

6.1	Attached hereto as Appendix 4 is the draft press release approved by Buyer and Sellers which shall be issued immediately after Sellers have countersigned this Offer Letter.

7.	DURATION AND TERMINATION

7.1

Save as provided in Paragraph 8.1 below, this Offer Letter shall terminate on the earlier of (i) execution of the Purchase Agreement by Parent and Buyer and (ii) if the Put Option has not been exercised, the date which falls immediately after the Offer Termination Date.

7.2	This Offer Letter may also be terminated by mutual written agreement between Buyer and Parent.

7.3

Buyer may terminate this Offer Letter by written notice to Parent (such notice to be delivered in accordance with the notice provisions set forth in Section 9.2 of the Purchase Agreement), at any time prior to Sellers’ exercise of the Put Option, if Sellers shall have breached in any material respect any of Sellers’ covenants or agreements contained in Paragraph 4.3; provided, however, that Buyer may only terminate this Offer pursuant to this Paragraph 7.3 if at the time of termination Buyer is not in material breach of any of its covenants or agreements contained in this Offer Letter.

7.4

Upon termination of this Offer Letter, Sellers and Buyer shall be released from, and cease to be bound by, their respective obligations and undertakings set forth herein, it being however specified and agreed that:

7.4.1	the termination of the Offer Letter shall not relieve any party hereto from any liability for any breach of its obligations hereunder; and

7.4.2	Paragraphs 8.1, 8.2, 9.1 and 9.2 herein shall survive termination of this Offer Letter.

8.	TERMINATION FEE

8.1

If (i) Sellers shall have breached in any material respect any of Sellers’ covenants or agreements contained in Paragraph 4.3 and this Offer is terminated by Buyer pursuant to Paragraph 7.3 or (ii) (A) any Person shall have made an Alternative Proposal after the date hereof but prior to the Offer Termination Date, (B) Sellers fail to exercise the Put Option by the Offer Termination Date and (C) within twelve (12) months after the Offer Termination Date, Sellers or any of their Affiliates shall have entered into a definitive agreement with respect to any Alternative Proposal or shall have consummated a transaction contemplated by any Alternative Proposal, then, then, in each of the cases of clause (i) or (ii), Sellers shall pay to Buyer, in immediately available funds by wire transfer to a bank account designated in writing by Buyer, an amount equal to four percent (4.0%) of the Base Purchase Price (the “Termination Fee”). Any payment of the Termination Fee pursuant to clause (i) shall be made no later than five (5) Business Days following the valid termination of this Offer Letter by Buyer, and payment of the Termination Fee shall be made no later than five (5) Business Days following the earlier of the date on which Sellers or their Affiliates executes the definitive agreement with respect to the Alternative Proposal or the date on which Sellers or their Affiliates consummates any transaction contemplated by any Alternative Proposal.

8.2

The parties hereto acknowledge and agree that the agreements contained in this Paragraph 8 are an integral part of the transactions contemplated by this Offer, and that, without these agreements, neither Sellers nor Buyer would have entered into this Offer Letter. Accordingly, if Sellers fail to promptly pay any amount due pursuant to this Paragraph 8, and, in order to obtain such payment, Buyer commences any action which results in an award of, or a judgment against Sellers for, the Termination Fee (or any portion thereof), Sellers shall pay Buyer’s reasonable costs and expenses (including reasonable attorney’s fees and expenses of enforcement) in connection with such action.

9.	MISCELLANEOUS

9.1	Sections 6.7(j) and 6.7(l) and Sections 9.1, 9.2, 9.3, 9.4, 9.6, 9.8, 9.9, 9.10, 9.11, 9.12, 9.13, 9.14 and 9.18 of the Purchase Agreement shall apply to this Offer Letter mutatis mutandis.

9.2

This Offer Letter represents the whole agreement between Sellers and Buyer relating to the subject matter of this Offer Letter at the Offer Letter Date to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement between Sellers and Buyer in relation to the subject matter dealt with in this Offer Letter. Buyer acknowledges that, in entering into this letter, it is not relying on any representation, warranty or covenants not expressly incorporated into it.

[Signature pages follow]

Yours faithfully,

EVERGREEN HILL ENTERPRISE PTE. LTD.

By:	/s/ Augustinus Omar Rahmanadi
Name: Augustinus Omar Rahmanadi
Title: Director

Agreed and accepted:

PARENT:

MATIV HOLDINGS, INC.

By:	/s/ Julie Schertell
Name: Julie Schertell
Title: President and Chief Executive Officer

List of Appendixes

Appendix 1:	Purchase Agreement

Appendix 2:	French Companies which Equity Interests would be acquired in the context of the Transaction

Appendix 3:	French Consultations Processes and Employee Information Processes

Appendix 4:	Draft press release

Appendix 1

Purchase Agreement

PURCHASE AGREEMENT

BY AND BETWEEN

MATIV HOLDINGS, INC.

AND

EVERGREEN HILL ENTERPRISE PTE. LTD.

Dated as of [•], 2023

-ii-

EXHIBITS
Exhibit 1.1(a)	Pre-Closing Restructuring
Exhibit 1.1(b)	Form of Transition Services Agreement
Exhibit 1.1(c)	[Reserved]
Exhibit 1.1(d)	Accounting Principles
Exhibit 1.1(e)	Corporate Shared Services
Exhibit 1.1(f)	IP License Agreement
Exhibit 1.1(g)	Knowledge
Exhibit 1.1(h)	Sublease
Exhibit 2.9	Allocation Methodology
Exhibit 6.1	Conduct of Business Exceptions
Exhibit 6.7(e)	Parent Severance Arrangements
Exhibit 6.11(a)	Parent Credit Support Arrangements
Exhibit 6.12	Intercompany Arrangements

-iii-

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated [•], 2023 (this “Agreement”), is made and entered into by and between MATIV HOLDINGS, INC., a Delaware corporation (“Parent”), and EVERGREEN HILL ENTERPRISE PTE. LTD., a corporation established under the laws of Singapore (“Buyer”). Parent and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”.

WHEREAS, Parent owns, directly or through one or more of its Affiliates, the Equity Interests;

WHEREAS, prior to the Closing, Parent shall, or shall cause its Affiliates to, complete the transfers or conveyances set forth and described on Exhibit 1.1(a) (the “Pre-Closing Restructuring”);

WHEREAS, Parent and the Companies are in the business of manufacturing, marketing, and selling active substance transfer and advanced natural fiber products for the specialty paper industry (low grammage products) and the tobacco industry (collectively, the “Covered Business”);

WHEREAS, prior to the date of the Offer Letter, Parent has provided for reasonable access to Buyer to discuss binding term sheets with respect to each of the Business Employees listed in Schedule 1.1(e) (the “Retention Employees”);

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Parent will, or will cause the Sellers to, sell to Buyer, and Buyer will purchase from Sellers, the Equity Interests, on the terms and subject to the conditions set forth herein; and

WHEREAS, (i) in accordance with the Offer Letter, the Buyer offered to enter into this Agreement with Parent and (ii) having duly completed the Pre-Signing Processes, Parent exercised the Put Option Notice prior to entering into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:

“Accounting Principles” means those accounting principles attached as Exhibit 1.1(d).

“Action” means any action, mediation, suit, litigation, arbitration, claim, proceeding, investigation, inquiry, examination, audit or review.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person. The term “control” (including its correlative meanings “under common control with” and “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Ancillary Agreements” means the Transition Services Agreement, the Supply Agreement, the Sublease, the IP License Agreement, the IP Assignment Agreement, the Offer Letter and the Sales Agency Agreement.

“Antitrust Clearances” means the requisite clearances, approvals, or expirations of waiting periods, as applicable, under the Antitrust Laws of the U.S., Poland and Turkey, related to the transactions contemplated by this Agreement.

“Antitrust Laws” means any national, regional, domestic or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assumed Contracts” means all Contracts included in the Transferred Assets, including the Contracts set forth on Schedule 1.1(b).

“Assumed IP Licenses” means all Intellectual Property licenses included in the Transferred Assets, including the licenses set forth on Schedule 1.1(c).

“Automatically Transferring Employee” means the employees of any Seller or any of their respective Affiliates who provide services to the Business whose employment automatically transfers to the Buyer and any of its Affiliates pursuant to the Regulations as a consequence of the arrangements contained in this Agreement, including the Pre-Closing Restructuring. Employees identified on the Census as employed by SWM Lux shall be Automatically Transferring Employees.

“Balance Sheet Date” means March 31, 2023.

“Base Purchase Price” means $620,000,000.

“Business” means the Covered Business, as conducted by the Sellers, the Companies and any of their respective Affiliates as of the date hereof and/or as of the Closing Date.

“Business Benefit Plan” means (a) each Company Benefit Plan and (b) each other Employee Benefit Plan currently sponsored, maintained by, administered, contributed to or required to be contributed to by Parent or any of its Affiliates for the benefit of any Transferred Employee or any dependent thereof; provided that, other than for purposes of Section 3.17(a), “Business Benefit Plan” shall not constitute any Employee Benefit Plan maintained by a union or Governmental Entity.

“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.

“Business Employees” means (a) the Parent Employees, (b) the Automatically Transferring Employees, and (c) all other individuals employed by the Companies, in each case, other than the Retained Employees, provided that, for the avoidance of doubt, employees of the China Joint Ventures are not included as Business Employees.

“Charter Documents” means, as applicable with respect to any specified Person, the legal document(s) by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, (a) with respect to a limited liability company, the articles or certificate of organization or formation, and limited liability company agreement or operating agreement, as applicable, (b) with respect to a corporation, the certificate or articles of incorporation and bylaws, (c) with respect to a limited partnership, the certificate of limited partnership, the agreement of limited partnership, (d) with respect to any other entity, documentation of similar substance to any of the foregoing and (e) any shareholders’ agreement, voting agreement, voting trust agreement, joint venture agreement, registration rights agreement, share subscription agreement and in each case of the foregoing (a) through (d), together with any amendments or supplements thereto.

“China Joint Venture Agreements” means, (a) that certain Joint Venture Contract dated July 22, 2005, by and between (i) China National Tobacco Corporation and (ii) SWM China; and (b) that certain Joint Venture Contract dated July 13, 2011, by and between (i) (A) China Shuangwei Investment Corporation, (B) Hongta Tobacco (Group) Company Limited, (C) Hongyun Honghe Tobacco (Group) Company Limited and (D) Yunnan Tobacco Industrial Company Limited and (b) SWM China.

“China Joint Ventures” means, collectively, (i) China Tobacco Mauduit (Jiangmen) Paper Industry Company, Ltd. and (ii) China Tobacco-Schweitzer (Yunnan) Reconstituted Tobacco Company, Ltd.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between Parent or any of its Affiliates and any labor organization or other authorized employee representative representing any Business Employee.

“Combined Tax Return” means any Tax Return of any affiliated group within the meaning of Section 1504(a) of the Code or any other affiliated, combined, unitary or similar group defined under any state, local, or non-U.S. Law that includes Parent or any of its Affiliates that are not being transferred pursuant to this Agreement, on the one hand, and one or more Companies, on the other hand, that reflects Taxes for which Parent or any of its Affiliates (that are not being transferred pursuant to this Agreement) will be liable after Closing.

“Company Consolidated Group” means any consolidated group (as determined for any income Tax purposes) that consists solely of Companies and not of Parent or any Affiliate that is not a Company.

“Companies” means, individually or collectively, as applicable, the entities listed on Schedule 1.1(a)(i) and each of their respective Subsidiaries.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained by any Company.

“Company Cash” means the aggregate amount of (a) cash, cash equivalents, including petty cash, marketable securities, liquid investments, deposits in banks or other financial institution accounts of any kind held in any Transferred Bank Account, (b) outstanding security, customer or other deposits made by any Company or any of their respective Subsidiaries in the Ordinary Course to any third party, and (c) checks, wires or drafts received but not cleared and deposits in transit of the Companies in connection with any Transferred Bank Account, in each case, as of the Valuation Time, and any other amounts identified as included in “Company Cash” in the Accounting Principles. Notwithstanding anything to the contrary herein, Company Cash shall (i) be net of outstanding checks, draws, ACH debits, drafts and wire transfers and bank overdrafts and (ii) exclude the aggregate amount of any cash or cash equivalents that are not freely usable, distributable or transferable (including security, customer or other deposits, bond guarantees, amounts held as collateral in respect of outstanding letters of credit, cash or cash equivalents held in escrow or held by Parent and/or its Affiliates on behalf of third parties and any Taxes imposed on such use, distribution or transfer).

“Company Indebtedness” means the aggregate amount of (a) Indebtedness of the Companies and their respective Subsidiaries plus (b) Indebtedness that is included in the Transferred Liabilities, if any.

“Company Licensed Intellectual Property” means any and all Intellectual Property owned by a third party that is licensed or sublicensed, or for which such third party has granted a covenant not to sue, (a) pursuant to an Assumed Contract or Assumed IP License; and/or (b) to any Company.

“Company Owned Intellectual Property” means, except for any Excluded Asset, any and all Intellectual Property owned (or purported to be owned) by any Company, together with any and all Intellectual Property included in the Transferred Assets.

“Company Registered Intellectual Property” means any and all Registered Intellectual Property included in the Company Owned Intellectual Property.

“Confidential Information Memorandum” means the Confidential Information Memorandum dated March 2023 regarding the Business delivered to Buyer and its Affiliates or agents.

“Confidentiality Agreement” means that certain confidentiality agreement, dated April 3, 2023, by and between Parent and PT Bukit Muria Jaya.

“Contracts” means all written or oral agreements, contracts, leases, subleases, purchase orders, sale orders, licenses, sublicenses, notes, bonds, mortgages, trusts, warranties, options, instruments, arrangements, commitments, undertakings and other legally binding arrangements.

“Corporate Shared Services” means the corporate level services provided to the Business as of the date of this Agreement by Parent or any of its Affiliates (other than the Companies) that are set forth on Exhibit 1.1(e).

“Current Assets” means the current assets of the Business as of the Valuation Time, determined in accordance with the Accounting Principles.

“Current Liabilities” means the current liabilities of the Business as of the Valuation Time, determined in accordance with the Accounting Principles.

“Employee Benefit Plan” means, with respect to any Person, each plan, program, policy, agreement or arrangement, whether written or unwritten, in each case, that provides employee benefits for the current or former officers, employees, directors, consultants or independent contractors of such Person or the dependents of any of them, including (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, determined without regard to whether such plan is subject to ERISA), (b) each profit sharing, compensation, deferred compensation, incentive compensation, 401(k), stock purchase, stock option and other equity compensation, change in control, transaction bonus, retention, severance and termination plan, (c) each “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA) (including, health or other medical, dental, vision, prescription or fringe benefit, life, relocation, disability, sick leave, employee assistance, workers’ compensation, post-employment or retirement or other compensation or benefit plan) and (d) each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA).

“Employment Law” means any Law respecting labor, employment and employment practices and terms and conditions of employment, including wages and hours, overtime, the classification and compensation of employees and independent contractors, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans.

“Environmental Laws” means all Laws relating to pollution control, protection of the environment, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air, human health and safety, and all Laws related to Hazardous Substances.

“Environmental Liabilities” means all Liabilities arising under Environmental Laws or Environmental Permits or relating to an actual or threatened Release, or actual or threatened exposure to, generation, distribution, storage, use, disposal, transportation, or arrangement for the disposal or transportation of Hazardous Substances, including Liabilities arising from any third party claims for personal injury, death, or property damage caused by an actual or threatened Release of, or exposure to, a Hazardous Substance.

“Environmental Permits” means all Licenses issued pursuant to Environmental Laws.

“Equity Interests” means the issued and outstanding equity interests of the Companies.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Estimated Closing Purchase Price” means an amount in cash equal to (i) the Base Purchase Price, plus (ii) the Estimated Net Working Capital Surplus (if any), minus (iii) the Estimated Net Working Capital Deficit (if any), plus (iv) Estimated Company Cash, minus (v) Estimated Company Indebtedness, minus (vi) Estimated Transaction Expenses, minus (vii) the Reduction Amount, each as initially determined pursuant to Section 2.4(b).

“Estimated Net Working Capital Deficit” means the amount, if any, by which the Estimated Net Working Capital is less than the Lower Net Working Capital Target.

“Estimated Net Working Capital Surplus” means the amount, if any, by which the Estimated Net Working Capital is greater than the Upper Net Working Capital Target.

“Final Determination” means any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations).

“Financial Statements” means (a) the unaudited balance sheets of the Business as of December 31, 2021 and December 31, 2022, (b) the unaudited balance sheet of the Business as of March 31, 2023, (c) the unaudited income statements of the Business for the 12-month period ended December 31, 2021 and December 31, 2022, and (d) the unaudited income statement of the Business for the three-month period ended March 31, 2023.

“Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries), clause (a) of Section 3.4 (Consents and Approvals; No Violations), Section 3.8 (Sufficiency of Assets), Section 3.19 (Certain Fees), Section 4.1 (Authorization), Section 4.2 (Ownership) and Section 4.5 (Certain Fees).

“GAAP” means generally accepted accounting principles in the U.S., as in effect at the relevant date(s) of application thereof.

“Governmental Entity” means any foreign, federal, state, provincial or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

“Government Official” means (i) any public or elected official, officer, employee (regardless of rank), or person acting on behalf of a Governmental Entity, state-owned or state controlled company, public international organization, political party or entity that is financed in large measure through public appropriations, is widely perceived to be performing government functions or has its key officers and directors appointed by a Governmental Entity and (ii) any party official or candidate for political office or any person acting on behalf of such party official or candidate for political office, including issuers of Licenses, airport authorities, state-owned factories or other businesses, customs, immigration or tax officials, or ministers or representatives of Governmental Entities.

“Hazardous Substance” means (i) any “solid waste,” “pollutant,” “contaminant,” “hazardous substance,” “toxic substance,” “hazardous waste,” petroleum or petroleum-derived substance or waste, including any such substance or material the use, handling or disposal of which is governed by or subject to applicable Law and (ii) asbestos, asbestos-containing materials, polychlorinated biphenyls, per- and polyfluoroalkyl substances, hexavalent chromium, chlorinated solvents, radioactive materials, petroleum and petroleum by-products and distillates.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication and as of the Valuation Time, with respect to any Person, the amount, including as applicable the principal amount, plus any related accrued and unpaid interest, fees and prepayment or termination fees, premiums or penalties or breakage costs (including arising as a result of the discharge of such amount at the Closing or the consummation of the transactions contemplated by this Agreement), of (a) all indebtedness or obligations for borrowed money, (b) all obligations evidenced by notes, bonds, debentures, debt securities or other debt instruments, (c) all obligations in respect of letters of credit, performance bonds, bankers’ acceptances and similar arrangements (in each case, to the extent drawn or called, as applicable), (d) obligations relating to leases classified as capital or financial leases in the Financial Statements or in accordance with GAAP, (e) all obligations for the deferred purchase price of property, assets, securities or services (other than trade payables and accrued expenses arising in the ordinary course of business and included in Net Working Capital), including all seller notes, “earn-out” payments or other similar payments (which, in each case, shall be calculated assuming the maximum achievement of performance targets), (f) obligations arising under any interest rate, currency or other hedging agreement and other similar agreements and derivative transactions, in each case only to the extent payable if such arrangements are terminated at such time, and including any amounts (including breakage costs) payable to terminate such arrangements, (g) all declared but unpaid dividends, (h) any accrued and unpaid income Taxes with respect to a Pre-Closing Tax Period, determined in a manner consistent with past practice, on an entity-by-entity basis or in the case of any Company that is a member of a Company Consolidated Group on a consolidated basis and, in the case of any Straddle Period, in accordance with Section 6.5(d), provided that in no event shall the amount of unpaid income Taxes for any entity (or consolidated group, as applicable) for any Tax period be less than zero, provided further that any Taxes that are required to be included on a Combined Tax Return shall be taken into account only to the extent any Company would reasonably be expected to be required to pay such Taxes after Closing, (i) Transfer Taxes allocated to Parent pursuant to Section 6.5(e), (j) an amount equal to $3,000,000 with respect to the Top Hat Pension Plan, and (2) all severance and other termination-related payments and obligations that are due or accrued but unpaid as of the Closing Date, to the extent any Company is required to pay such amounts, in each case, for clauses (1) and (2), plus the employer portion of all payroll, employment or similar Taxes that are payable in connection with or as a result of the payment of such obligations and (k) all obligations of the type referred to in any of the foregoing of any other Person for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, in each case, calculated in accordance with the Accounting Principles; provided, however, that in no event will Indebtedness include (i) amounts to the extent deducted from the Final Closing Purchase Price as a Transaction Expense or included as a Current Liability in the final determination of Net Working Capital or (ii) amounts payable under the Lux Newco Note (as defined in Exhibit 1.1(a)).

“Insurance Policies” means policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance and insurance from Affiliates).

“Intellectual Property” means any and all intellectual property and similar proprietary rights in any jurisdiction throughout the world and all rights, arising out of or associated therewith, including the following: (a) all statutory invention registrations, patents and applications therefor and any and all reissues, divisions, revisions, renewals, extensions, provisionals, reexaminations, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how (including manufacturing and production processes and research and development information), technology, technical data, databases and data collections, algorithms, formulae, procedures, protocols, techniques, and business information (including financial and marketing plans, supplier and customer lists, and pricing and cost information) and all documentation relating to any of the foregoing; (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto (including renewals, extensions, reversions, restorations, derivative works and moral rights); (d) all industrial designs and any registrations and applications therefor; (e) computer software (including source code, object code, firmware, operating systems and specifications); (f) all Trademarks; and (g) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“Internal IT Systems” means any and all IT Systems owned by, or leased or licensed to, any Company, together with any and all IT Systems included in the Transferred Assets.

“IP Assignment Agreements” means those certain intellectual property assignment agreements to be entered into by one or more Companies, on the one hand, and Parent or one or more of its Affiliates (other than the Companies), on the other hand, in connection with the Pre-Closing Restructuring, in such forms as reasonably acceptable to Buyer in accordance with Section 6.22(a).

“IP License Agreement” means that certain intellectual property license agreement to be entered into by Parent and one or more of its Affiliates (other than the Companies), on the one hand, and one or more Companies, on the other hand, upon the Closing, substantially in the form attached hereto as Exhibit 1.1(f).

“IT Systems” means any and all computer hardware, firmware, middleware, software, servers, workstations, routers, rubs, switches, computer networks, telecommunications, internet-related equipment and all other information technology equipment, including all documentation related to the foregoing.

“Knowledge” with respect to Parent means all facts actually known, after reasonable inquiry, by those individuals listed on Exhibit 1.1(g).

“Law” or “Laws” means any national, state, local, supranational or foreign laws (including common law), statutes, rules, codes, regulations, constitutions, conventions, treaties, orders, or ordinances of, or issued, enacted, promulgated or applied by, Governmental Entities.

“Leased Real Property” means the premises and the parcels of real property leased by any Company, including any and all leased real property included in the Transferred Assets, together with all fixtures and improvements thereon.

“Legal Dispute” means any Action between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Liabilities” means all liabilities, commitments and obligations of every kind and nature, whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, liquidated or unliquidated, presently existing or existing hereafter and whether due or to become due, including those arising under any Law or any judgment of any court of any kind or any award of any arbitrator of any kind, and those arising under any Contract, commitment or undertaking.

“Licenses” means all licenses, permits, certificates, franchises, approvals, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations issued by any Governmental Entity.

“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, encumbrances, deeds of trust, hypothecations, rights of others, leases, subleases, licenses, occupancy agreements, adverse claims or interests, covenants, encroachments, burdens, title defects, title retention agreements, voting trust agreements, equity, options, rights of first refusal or other restrictions.

“Local Transfer Agreements” means the instruments of assignment and transfer, in form and substance reasonably acceptable to Parent and Buyer and as required pursuant to the applicable jurisdiction, to be duly executed by Parent or the applicable Sellers at the Closing, evidencing the transfer of the Equity Interests to Buyer or its applicable Affiliate.

“Losses” means any claims, Liabilities, damages, losses, costs, expenses, penalties, fines and judgments (at equity or at law, including statutory and common) and damages whenever arising or incurred (including reasonable attorneys’ fees and expenses).

“Lower Net Working Capital Target” means an amount equal to $119,500,000.

“Luxembourg Sublease Premises” means the property located at 17, Rue Edmond Reuter, 3rd floor, Luxembourg.

“Material Adverse Effect” means any event, change, effect, development, state of affairs, circumstance or occurrence that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect upon the assets, condition (financial or otherwise), Liabilities or results of operation of the Business and the Companies, taken as a whole, other than events, changes, effects, developments, states of affair, circumstances or occurrences to the extent resulting from or relating to (a) applicable economic or market conditions generally affecting the industry or markets in which the Business operates, (b) the identity of Buyer or the announcement of the transactions contemplated by this Agreement, (c) (i) the execution of, compliance with the terms of (other than compliance with the terms of Section 6.1), or the taking of any action required, or the failure to take any action prohibited, by this

Agreement or (ii) the consummation of the transactions contemplated by this Agreement; provided that the exceptions in the foregoing clauses (b) and (c) shall not apply for purposes of the related Closing condition in Section 7.3(a), to any representation or warranty herein to the extent that the purpose of such representation or warranty is to address the announcement, execution, pendency or consummation of this Agreement or the transactions contemplated hereby or the performance of obligations or satisfaction of conditions hereunder, (d) any change in GAAP or other accounting requirements or principles or any change in applicable Laws, in each case, after the date hereof, (e) any national or international political or social conditions, including the engagement by any jurisdiction in which the Business operates in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military or terrorist attack, (f) pandemics, earthquakes, hurricanes, tornadoes or other natural disasters, (g) general financial, banking, securities or capital market conditions, including interest rates or market prices, or changes therein, (h) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement; provided that the underlying cause of the failure to meet such projections, forecasts or revenue earnings may be taken into account in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by this definition, or (i) any reduction in business or other change in the relationship between Buyer or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, in any case caused, directly or indirectly, by Buyer or any of its Affiliates, or any other action or inaction by Buyer or any of its Affiliates; provided, however, that (i) that in no event will the failure of any employee or employees of the Business to accept an offer of employment extended by Buyer or any of its Affiliates be considered a Material Adverse Effect and (ii) in the case of the foregoing causes (a), (d), (e), (f) or (g), such event, change, effect, development, state of affairs, circumstance or occurrence shall be taken into account to the extent the impact of such event, change, effect, development, state of affairs, circumstance or occurrence disproportionately affects the Business (taken as a whole) relatively to other comparable businesses operating in the industry or segments thereof in which the Business operates.

“Multiemployer Plan” means any “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA).

“Net Working Capital” means Current Assets minus Current Liabilities.

“Net Working Capital Deficit” means the amount, if any, by which the Net Working Capital is less than the Lower Net Working Capital Target.

“Net Working Capital Surplus” means the amount, if any, by which the Net Working Capital is greater than the Upper Net Working Capital Target.

“NLRB” means the U.S. National Labor Relations Board.

“Offer Letter” means the binding put option letter executed by Buyer and Parent on August 1, 2023, setting forth Buyer’s irrevocable commitment to purchase the Equity Interests on the terms and conditions set forth in this Agreement and granting to Parent and Sellers an option to execute this Agreement upon the completion of the Pre-Signing Processes.

“Order” means any award, order, judgment, writ, injunction, ruling or decree entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Ordinary Course” means the ordinary course of business of the Business consistent with past practice.

“Owned Real Property” means the parcels of real property owned in fee simple (or, with respect to owned real property located outside of the United States, the applicable equivalent ownership in such jurisdiction) by any Company or included in the Transferred Assets (together with all fixtures and improvements thereon).

“Paid Time Off” means vacation, sick and other paid time off.

“Parent Employees” means employees of Parent or any of its Affiliates (other than the Companies) whose employment will transfer to the Companies prior to the Closing pursuant to the Pre-Closing Restructuring but excluding any Automatically Transferring Employees. All of the employees identified on the Census as being employed by Parent shall be Parent Employees.

“Parent Related Party Contracts” means any Contract between any Company, on the one hand, and Parent, any of its Affiliates (other than the Companies), or any director, officer or direct or indirect holder of Equity Interests of any of the foregoing, on the other hand.

“Permitted Liens” means (a) Liens imposed by Law for Taxes not yet due and payable or that are being properly contested by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords, (c) Liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen and other Liens imposed by Law or Contract incurred in the Ordinary Course that are not yet delinquent, (d) pledges and deposits made in the Ordinary Course in compliance with workers’ compensation, unemployment insurance and other social security Laws or regulations, (e) deposits to secure the performance of bids, trade Contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and return-of-money and fiduciary bonds and other obligations of a like nature, in each case in the Ordinary Course, (f) easements, zoning restrictions, rights-of-way, covenants, conditions, encroachments and similar encumbrances on or affecting any real property that do not secure any monetary obligations and do not, individually or in the aggregate, materially interfere with the ordinary conduct of the Business at, or materially impair the value of, any real property subject to such Liens, (g) any (i) interest or title of a lessor or sublessor, or lessee or sublessee under any lease, (ii) restriction or encumbrance that the interest or title of such lessor or sublessor, or lessee or sublessee may be subject to or (iii) subordination of the interest of the lessee or sublessee under such lease to any restriction or encumbrance referred to in the preceding clause (ii), (h) Liens on goods held by suppliers arising in the Ordinary Course for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor and as long as such Lien remains unperfected, (i) the effect of any moratorium, eminent domain or condemnation proceedings set forth on Schedule 3.9(c), (j) any matters which would be shown on a survey of or by an inspection of the Owned Real Property that do not, individually or in the aggregate, materially interfere with the ordinary conduct of the Business at, or materially impair the value of, any real property subject to such matters and (k) Liens constituting non-exclusive licenses or sublicenses with respect to Intellectual Property granted in the Ordinary Course; provided, that notwithstanding the foregoing, the term “Permitted Liens” shall not include any Lien securing indebtedness for money borrowed by the Business.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.

“PRC” means People’s Republic of China.

“PRC Capital Gains Tax” means any Tax imposed with respect to the transactions contemplated by this Agreement under the current Corporate Income Tax Law or Individual Income Tax Law of the PRC, or any successor law.

“PRC Tax Amount” means the amount of PRC Capital Gains Tax.

“PRC Tax Authorities” means the applicable Governmental Entity of the PRC.

“PRC Tax Filings” means any Tax reporting package, including any written communications and responses to inquiries, required to be filed with the PRC Tax Authorities in respect of the reporting of the PRC Tax Amount.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date.

“Pre-Signing Processes” means the processes to be completed prior to signing of this Agreement as set forth in the Offer Letter.

“Put Option Notice” means the exercise of the option to proceed with the execution of this Agreement, in accordance with the Offer Letter.

“Reduction Amount” shall have the meaning set forth on Schedule 1.1(d).

“Registered Intellectual Property” means any and all (a) patents and patent applications (including provisional applications), (b) registered Trademarks, service marks, and trade dress and applications to register Trademarks, service marks and trade dress, intent-to-use applications, or other registrations or applications related to Trademarks, service marks or trade dress, (c) registered copyrights and applications for copyright registration, (d) domain name registrations and (e) social media accounts, in each case in any jurisdiction.

“Regulations” means the Acquired Rights Directives 77/187/EC, 98/50/EC and 2001/23/EC and all national legislation enacted to give effect to the Acquired Rights Directives 77/187/EC, 98/50/EC and 2001/23/EC in each member state of the European Economic Area in which one or more Transferred Employees are based or carry out their work from time to time.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing of Hazardous Substances into the environment.

“Restricted Business” means the business of manufacturing, marketing, and selling active substance transfer and advanced natural fiber products for (i) the tobacco industry and (ii) the specialty paper industry (low grammage products), but only, in the case of this clause (ii), to the extent manufactured, marketed or sold by the Covered Business as of the date of this Agreement.

“Retained Employees” means those employees set forth on Schedule 1.1(e) and, if the Buyout Right (as defined on Exhibit 1.1(i)) is exercised, the employees of Delstar Technologies (Suzhou) Co., Ltd. identified with the “JV” business unit on the Census shall immediately become Retained Employees.

“Retained Businesses” means all of the businesses and operations of Parent or any of its Affiliates, other than the Business. The Retained Businesses specifically includes the business and operations of Groupe Scapa France S.A.S.

“Sales Agency Agreement” means a sales agency agreement, to be entered into at the Closing between an Affiliate of Parent, Neenah Gessner GmbH, and PDM Industries S.A.S.

“Schedules” means the disclosure schedules to this Agreement.

“Sellers” means the entities set forth on Schedule 1.1(a)(ii).

“Solvent” when used with respect to any Person or group of Persons on a combined basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person (or group of Persons on a combined basis) will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person (or group of Persons on a combined basis) on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person (or group of Persons on a combined basis) will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (c) such Person (or group of Persons on a combined basis) will be able to pay its liabilities, including contingent and other liabilities, as they mature.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Sublease” means that certain sublease agreement to be entered into at Closing by and between a Company and SWM Lux with respect to the Luxembourg Sublease Premises substantially in the form attached hereto as Exhibit 1.1(h), as may be modified mutually and in good faith by the Parties (each acting reasonably) prior to Closing.

“Specified Liabilities” has the meaning set forth on Schedule 1.1(f).

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any and all corporations, partnerships, limited liability companies, joint ventures and other entities, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member. For purposes of this Agreement, (x) prior to the Closing, no Company shall be deemed to be a Subsidiary of Buyer or any of its Affiliates, and (y) from and after the Closing, no Company shall be deemed to be a Subsidiary of Parent, any Seller or any of their respective Affiliates.

“Supply Agreement” means a supply agreement, to be entered into at the Closing between Parent or one or more of its Affiliates (other than the Companies), on the one hand, and Buyer or one or more of its Affiliates (including, as of the Closing, the Companies), on the other hand.

“SWM China” means Schweitzer-Mauduit International China, Limited.

“SWM Lux” means SWM Luxembourg S.a.R.L., a Luxembourg limited liability company.

“SWM Marks” means (a) any and all Trademarks that contain the name SWM or SCHWEITZER-MAUDUIT and (b) any other Trademark that is similar to, or a variation or derivation of, SWM or SCHWEITZER-MAUDUIT (including all translations, abbreviations, and adaptations thereof and combinations therewith, and any Trademark derived from, confusingly similar to or including any of the foregoing).

“Tax Return” means any original or amended report, return, declaration, attachment or other information or filing, claim for refund or information return or statement required to be supplied to a Governmental Entity in connection with Taxes.

“Taxes” (and with a correlative meaning, “Taxable”) means all federal, state, local or non-U.S. taxes, charges, duties, fees, levies or other assessments, including income, gross receipts, payroll, employment, excise, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, imposed by any Governmental Entity, and including any interest, penalty or addition associated therewith, whether disputed or not.

“Title Policies” means owners policies of title insurance issued by a nationally recognized title insurance company selected by Buyer in insured amounts equal to the value of each applicable Owned Real Property, and which shall omit the “standard exceptions” and include customary endorsements.

“Top Hat Pension Plan” means the unfunded employer-sponsored pension plan maintained by SWM Services S.A.S., applicable to the French Companies.

“Trademarks” means any and all trademarks and service marks, trade names, logos, slogans, trade dress, Internet domain names, social media identifiers and accounts, corporate names, doing business designations and all other indications of origin (whether or not registered), including all goodwill associated therewith and all registrations and applications for registration of the foregoing.

“Transaction Expenses” means, without duplication and to the extent unpaid as of immediately prior to the Closing or not paid directly by Parent or one of its Affiliates in connection with the Closing, the aggregate amount of (i) the legal, accounting, financial advisory, consulting or other professional service or third-party service fees, costs and expenses incurred or payable by any Company or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement or the sale process resulting in such transactions, (ii) any sale bonus, change in control payments, transaction bonus payments, retention bonus payments and other similar bonuses, payments or benefits to be made by a Company or any of their respective Subsidiaries and that are triggered in connection with or resulting from the execution of this Agreement or the consummation of the transactions hereunder, together with the employer portion of payroll taxes associated with any such bonus payments or benefits, and (iii) all costs, fees and expenses incurred or payable by a Company as a result of or in connection with (or that would be incurred as a result of or in connection with) the termination or settlement of any intercompany accounts or Parent Related Party Contracts; provided, however, that (x) in no event will Transaction Expenses include amounts to the extent deducted from the Final Closing Purchase Price as Indebtedness or included as a Current Liability in the final determination of Net Working Capital and (y) no Company Cash shall be used to pay Transaction Expenses following the Valuation Time.

“Transferred Assets” means those certain assets to be transferred or conveyed to a Company pursuant to the Pre-Closing Restructuring, which are set forth and defined on Exhibit 1.1(a).

“Transferred Bank Accounts” means the bank accounts of the Companies.

“Transferred Employees” means as of the Closing, (a) the Parent Employees, (b) the Automatically Transferring Employees, (c) upon such time as they become employed by Buyer or its Affiliates (including the Companies) following the Closing, the employees of the Business who remain employed with Parent or its Affiliates during a transition period under the Transition Services Agreement and, at the end of such transition period, become employed by Buyer or its Affiliates (which may include the employee identified as located in the UK and the employees of Delstar Technologies (Suzhou) Co., Ltd. identified with the “JV” business unit, in each case, on the Census), and (d) all other individuals employed by the Companies, in each case, other than the Retained Employees, provided that, for the avoidance of doubt, employees of the China Joint Ventures are not included as Transferred Employees.

“Transferred Liabilities” means those certain Liabilities to be transferred or conveyed to, and assumed by, a Company pursuant to the Pre-Closing Restructuring, which are set forth and defined on Exhibit 1.1(a).

“Transfer Taxes” means all transfer, notarial, filing, recordation, goods, services, sales, use, real or personal property transfer, documentary, value-added, stamp and all other similar Taxes or other like charges imposed by any Governmental Entity, together with interest, penalties or additional amounts imposed with respect thereto.

“Transition Services Agreement” means a transition services agreement, to be entered into at the Closing between Parent or one or more of its Affiliates (other than the Companies), on the one hand, and Buyer or one or more of its Affiliates (including, as of the Closing, the Companies), on the other hand, substantially in the form attached hereto as Exhibit 1.1(b), as such form may be revised pursuant to Section 6.16(b).

“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.

“Upper Net Working Capital Target” means an amount equal to $122,500,000.

“U.S.” means the United States of America.

“U.S. Benefit Plan” means each Business Benefit Plan maintained by, sponsored, administered, contributed to or required to be contributed to exclusively or primarily for current or former officers, employees, directors, consultants or independent contractors of the Business who are employed in the U.S.

“Valuation Time” means (i) if the Closing occurs on the last day of a month, 11:59 p.m. Eastern Time on the Closing Date, and (ii) if the Closing occurs on any day other than the last day of a month, 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date.

Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Allocation Percentage Rejection Notice	Section 2.9(a)
Allocation Percentage Response Period	Section 2.9(a)
Allocation Percentage Schedule	Section 2.9(a)
Allocation Schedule	Section 2.9(b)
Alternative Proposal	Section 6.23
Ancram Agreement	Section 6.7(d)
Ancram Liabilities	Section 6.7(d)
Ancram Union	Section 6.7(d)
Anti-Corruption Laws	Section 3.20
Approvals	Section 2.3(a)
Available Insurance Policies	Section 6.18(a)
Business Contracts	Section 3.13(a)
Business Insurance Policies	Section 3.20
Business Marks	Section 6.9
Buyer	Preamble
Buyer Indemnitees	Section 9.19(a)
Buyer Released Parties	Section 6.17(b)
Buyer Releasing Parties	Section 6.17(a)
Buyer US Savings Plan	Section 6.7(g)
Census	Section 3.18(a)
Closing	Section 2.5
Closing Date	Section 2.5
Closing Date Balance Sheet	Section 2.8(a)
Closing Purchase Price	Section 2.4(a)

Company Confidential Information	Section 6.6(b)
Company Securities	Section 3.2
Covered Business	Recitals
Damages	Section 9.19(a)
Determination Date	Section 2.8(c)
Dispute Notice	Section 2.8(b)
Disregarded Actions	Section 6.5(f)
Estimated Closing Statement	Section 2.4(b)
Estimated Company Cash	Section 2.4(b)
Estimated Company Indebtedness	Section 2.4(b)
Estimated Net Working Capital	Section 2.4(b)
Estimated Transaction Expenses	Section 2.4(b)
Excluded Assets	Section 2.2(a)
Excluded Liabilities	Section 2.2(b)
Export Control Laws	Section 3.22(f)
Final Closing Purchase Price	Section 2.8(d)
Final Closing Statement	Section 2.8(a)
Final Deficit	Section 2.8(d)
Final Surplus	Section 2.8(d)
French Holdco Structure	Section 6.24
Indemnified Party	Section 9.19(c)
Indemnifying Party	Section 9.19(c)
Independent Accountant	Section 2.8(c)
IRS	Section 3.17(d)(iv)
K&S	Section 2.5
Non-Assignable Assets	Section 2.3(a)
Objections Notice	Section 2.9(b)
Outside Date	Section 8.1(d)
Parent	Preamble
Parent Credit Support Arrangements	Section 6.11(a)
Parent Indemnitees	Section 9.19(a)
Parent Marks	Section 6.8
Parent Parties	Section 9.11(a)
Parent Released Parties	Section 6.17(a)
Parent Releasing Parties	Section 6.17(b)
Parent Savings Plan	Section 6.7(g)
Parent Severance Arrangements	Section 6.7(e)
Parent Shares	Section 6.7(n)
Parties	Preamble
Party	Preamble
Personal Data	Section 3.10(g)
Pre-Closing Restructuring Steps	Section 6.21(a)
Privileged Deal Communications	Section 9.11(b)
Proposed Allocation Percentages	Section 2.9(a)
PSU Award	Section 6.7(o)(ii)
Real Property Lease	Section 3.9(b)

Response Period	Section 2.9(b)
Restructuring Agreement	Section 6.21(a)
Retained SWM Marks	Section 6.10(b)
Retention Employees	Recitals
Sanctions	Section 3.22(e)
Shared Contract	Section 2.3(b)
Specified Liabilities	Section 9.19(a)(ii)
SWM Holdings	Section 6.24
SWM Mark Transition Period	Section 6.10(a)
Time-Based Stock Award	Section 6.7(o)(i)

Section 1.3 Construction.

(a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), (vi) the terms “year” and “years” mean and refer to calendar year(s), (vii) any financial terms used in this Agreement but not defined herein shall have the respective meanings ascribed to them under GAAP, (viii) the term “or” is disjunctive but not necessarily exclusive, (ix) the word “will” shall be construed to have the same meaning and effect as the word “shall,” (x) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase shall not mean simply “if”, (xi) the words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form, (xii) references to any law, contract, agreement or instrument will be to such law, contract, agreement or instrument as amended, supplemented, or otherwise modified from time to time, unless in the case of any such item listed (or required to be listed) on the Schedules any such amendment, supplement or other modification has not been made available to the Buyer on the date hereof, in which case any such reference to such item shall not, solely for purposes of the Schedules, be deemed to reference such amendment, supplement or other modification not made available and (xiii) no document or information shall be considered to have been “delivered,” “furnished,” “made available,” “provided” or other words of similar import unless it was delivered by or on behalf of Parent or the Sellers to Buyer or its Affiliates no later than one day prior to the date hereof in the electronic data room prepared by or on behalf of Parent under the title “Project Vapor,” a copy of which the Sellers shall deliver to the Buyer on one or more digital storage devices promptly following the Closing Date, and Parent shall keep such electronic data room open and accessible to the Buyer and its representatives through the earlier of the Closing or the termination of this Agreement.

(b) Unless otherwise set forth in this Agreement, references in this Agreement, including the Exhibits and Schedules, to any document, instrument or agreement (including this Agreement) (i) includes and incorporates all exhibits, schedules and other attachments thereto, (ii) includes all documents, instruments or agreements issued or executed in replacement thereof and (iii) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(c) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement, the documents referred to herein and this Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Purchase and Sale of Equity Interests. Subject to the terms and conditions of this Agreement, at the Closing, Parent will, and will cause the applicable Sellers to, sell, convey, assign, transfer and deliver to Buyer, free and clear of all Liens (other than Liens under the Securities Act and applicable state securities Laws), and Buyer will purchase, acquire and accept from Parent and the Sellers, all of Parent’s and the Sellers’ right, title and interest in and to the Equity Interests.

Section 2.2 Excluded Assets and Excluded Liabilities.

(a) Excluded Assets. Buyer expressly understands and agrees that the following assets of Parent and its Affiliates (the “Excluded Assets”) shall be retained by Parent and its Affiliates (other than the Companies):

(i) the Corporate Shared Services;

(ii) (A) all cash and cash equivalents other than Company Cash and (B) all rights to any bank accounts other than the Transferred Bank Accounts;

(iii) Tax assets (including any rights to any Tax refunds or credits) and all Tax Returns (i) of Parent and its Affiliates (other than the Companies and their respective Subsidiaries), including any Combined Tax Returns, or (ii) relating to any Excluded Asset or the Retained Businesses;

(iv) all of Parent’s and its Affiliates’ right, title and interest in the Owned Real Property or Leased Real Property set forth on Schedule 2.2(a)(iv) and all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(v) any employee benefit plans, programs, arrangements and Contracts (including any retirement benefit and post-retirement health benefit plans, programs, arrangements and agreements and employment Contracts with Transferred Employees) sponsored or maintained by Parent or its Affiliates (other than a Company and other than any Company Benefit Plans);

(vi) subject to Buyer’s rights under Section 6.17(a), all Insurance Policies held by Parent or any of its Affiliates other than a Company;

(vii) all Actions (including counterclaims) and defenses against third parties to the extent relating to any of the Excluded Assets or the Excluded Liabilities as well as any books, records and privileged information to the extent relating thereto;

(viii) all Intellectual Property of Parent or any of its Affiliates (other than the Companies and their respective Subsidiaries) to the extent not owned, held or used primarily in the Business, including the Parent Marks;

(ix) any interest of Parent or any Affiliate of Parent (other than the Companies and their respective Subsidiaries) under this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement;

(x) any personnel and employment records for employees and former employees of Parent or any Affiliate of Parent (other than the Companies) who are not Transferred Employees;

(xi) any other assets of Parent or any of its Affiliates (other than the Companies and their respective Subsidiaries) to the extent not primarily related to the Business, wherever located, whether tangible or intangible, real, personal or mixed;

(xii) except as may be or remain outstanding pursuant to Section 6.12, intercompany accounts receivable (including trade accounts receivable) or other loan, Contract or advance by Parent to any Company;

(xiii) (A) all corporate minute books (and other similar corporate records) and stock records of Parent (including as relates to any Company), (B) any books and records to the extent relating to the Excluded Assets and (C) any books, records or other materials, in each case, that Parent (1) is required by Law to retain, (2) reasonably believes are necessary to enable Parent to prepare and/or file Tax Returns (copies of which will be made available to Buyer upon Buyer’s reasonable request) or (3) is prohibited by Law from delivering to Buyer;

(xiv) any shares of capital stock or other equity securities of any Person other than any Company or any of their respective Subsidiaries; and

(xv) all assets set forth on Schedule 2.2(a)(xv).

Notwithstanding anything to the contrary set forth in this Agreement or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement, Buyer acknowledges and agrees that all of the following shall remain the property of Parent and its Affiliates, and neither Buyer nor any of its Affiliates (including, after the Closing, the Companies) shall have any interest therein: (w) all records and reports prepared or received by

Parent or any of its Affiliates in connection with the sale of the Business and the transactions contemplated by this Agreement, including all analyses relating to the Business or Buyer so prepared or received; (x) all confidentiality Contracts with prospective purchasers of the Business or any portion thereof (except that Parent shall, or shall cause an Affiliate to, assign to Buyer or its designee at the Closing all of Parent’s or such Affiliate’s rights under such confidentiality Contracts to confidential treatment of information with respect to the Business and the Companies and with respect to solicitation and hiring of Transferred Employees); (y) all bids and expressions of interest received from prospective purchasers of the Business or any portion thereof with respect thereto; and (z) all privileged materials, documents and records in the possession of any of Parent or any of its Affiliates to the extent such materials, documents and records are (A) not related to the Business (provided, that Parent shall be permitted to redact or segregate and retain any information in such materials, documents or records that relates to any Retained Business prior to sharing any such information with Buyer or its Affiliates and neither Buyer nor any of its Affiliates will have any interest in any such materials, documents and records to the extent they relate to any Retained Business) or (B) related to any Excluded Asset or Excluded Liability. Buyer further acknowledges and agrees that, with respect to any Action between Parent or one of its Affiliates on the one hand, and Buyer or the Companies (following the Closing) on the other hand, only Parent or its applicable Affiliates may waive any evidentiary privilege that may attach to a pre-Closing communication that is determined by a court of competent jurisdiction to be subject to attorney-client privilege, and neither Buyer nor the Companies (following the Closing), nor any of their Affiliates, shall have the right to compel disclosure of such privileged information.

(b) Excluded Liabilities. Notwithstanding anything in Section 2.2(a) or in any other provision of this Agreement or any document, certificate or instrument delivered pursuant to or in connection with this Agreement to the contrary, Buyer and its Affiliates are not assuming or agreeing to pay or discharge any of the following Liabilities of Parent or its Affiliates (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”):

(i) any Indebtedness of Parent or any of its Affiliates (other than the Companies);

(ii) any Liability, to the extent relating to or arising under any Excluded Asset or the Retained Businesses, except to the extent assumed by or allocated as an obligation of Buyer pursuant to the terms of Section 6.7;

(iii) all Environmental Liabilities relating to any property or facility formerly (but no longer as of the Closing Date) owned, leased or operated by the Business (as currently or formerly conducted) or the Sellers (or any of their respective predecessors) (in each case, other than to the extent relating to any property or facility formerly owned, leased or operated by any Company);

(iv) all Environmental Liabilities relating to any property or facility to which any Hazardous Substance was transported for disposal, recycling or treatment prior to the Closing by or on behalf of the Business (as currently or formerly conducted) (in each case, other than to the extent transported for disposal, recycling or treatment by any Company or in connection with the operations at any Transferred Asset);

(v) any Liability for Taxes (A) of or payable by Parent or any of its Affiliates (other than the Companies), (B) of or payable by the Companies arising out of or relating to any Excluded Asset or the Retained Businesses, (C) of or payable by Parent or any of its Affiliates (including the Companies) resulting from, arising out of, or relating to the Pre-Closing Restructuring, (D) that are allocated to Parent pursuant to Section 6.5(e) or (E) that are PRC Capital Gains Taxes or that are French nonresident capital gains Taxes or in respect of Brazilian capital gains imposed on the transactions contemplated hereby (or resulting from the failure to be true of any information, documents or records provided to Buyer under Section 6.5(l));

(vi) any Liability relating to employment or employee benefits or any related matters with respect to all Business Benefit Plans, Transferred Employees and employment matters with respect to all other current and former officers, employees, directors, consultants or independent contractors of Parent or any of its Affiliates, in each case, other than (A) Liabilities of any Company (including in respect of any Company Benefit Plan), (B) Liabilities in respect of any Business Benefit Plans or otherwise that are expressly assumed by Buyer or one of its Affiliates pursuant to Section 6.7, (C) Liabilities arising after the Closing in respect of Transferred Employees, and (D) Liabilities in respect of Automatically Transferring Employees, which Liabilities transfer to any Company or any of their respective Subsidiaries automatically pursuant to the Regulations;

(vii) obligations owed by a Company to Parent or its Affiliates (other than as set forth in this Agreement, any Ancillary Agreement, or any Assumed Contract) to the extent not included in Net Working Capital;

(viii) the Liabilities described in paragraph 17 of the Accounting Principles;

(ix) any Liability set forth on Schedule 2.2(b)(viii);

(x) except as set forth on Schedule 6.12, any Liability for any intercompany accounts payable (including trade accounts payable), or other loan, Contract or advance by Parent or its Affiliates to any Company (provided that in no event will Excluded Liabilities include amounts to the extent included as a Current Liability in the final determination of Net Working Capital); and

(xi) any Liability to the extent resulting from, arising out of or relating to the Pre-Closing Restructuring.

The Parties acknowledge and agree that neither Buyer nor any of its Affiliates (including the Companies) shall be required to assume or retain any Excluded Liabilities.

Section 2.3 Assignment of Contracts and Rights.

(a) Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any of the Transferred Assets or Transferred Liabilities pursuant to the Pre-Closing Restructuring if an attempted assignment or transfer thereof, without the approval, authorization or consent of, filing with, notification to, or granting or issuing of any License, Order waiver or permit by, any third party or Governmental Entity (collectively, “Approvals” and such Transferred Assets or Transferred Liabilities, collectively, the “Non-Assignable Assets”), would constitute a breach or other contravention thereof or result in any acceleration of obligations of any Seller or the exercise or rights or remedies by any counterparty or would be a violation of Law, be ineffective, void or voidable or would materially adversely affect the rights of Buyer thereunder; provided that this Section 2.3(a) shall not affect whether any such asset shall be deemed a Transferred Asset for any other purpose under this Agreement. Without limitation of the obligations set forth in Section 6.3(a), prior to the completion of the Pre-Closing Restructuring, Parent will use its commercially reasonable efforts, and Buyer will cooperate with such efforts as reasonably requested by Parent, to provide notices and to obtain, or cause to be obtained, any Approval from a third party required to assign or transfer any Transferred Asset; provided, however, that Parent shall not be required to pay any consideration in order to obtain any such Approval. If a Non-Assignable Asset cannot be assigned or transferred prior to the completion of the Pre-Closing Restructuring because of the failure to obtain any such Approval from a third party, (i) Parent shall have the continuing obligation until twelve (12) months after the Closing Date to, and to cause its Affiliates to, use its reasonable best efforts to secure such Approval as promptly as practicable, and Buyer will cooperate with Parent with such efforts, as reasonably requested by Parent, and (ii) each Party will cooperate in any lawful and commercially reasonable arrangement under which (A) Buyer would, in compliance with Law, receive the economic claims, rights and benefits under such Non-Assignable Asset (including, if applicable, the right to terminate such Non-Assignable Asset in accordance with the terms thereof upon the Buyer’s request), (B) to the extent the Buyer receives the economic claims, rights and benefits under such Non-Assignable Asset, the Buyer shall be responsible and bear all Transferred Liabilities associated with such Non-Assignable Asset in accordance with this Agreement, including by means of subcontracting, sublicensing or subleasing arrangement (provided that Buyer shall not be responsible for Liabilities that constitute Excluded Liabilities), and (C) Parent would enforce for the benefit of Buyer any and all of its rights against a third party associated with such Non-Assignable Asset, and Parent would promptly pay to Buyer when received all monies received by Parent under any Non-Assignable Asset or any claim, right or benefit arising thereunder. If the Approval for the transfer and assignment of any such Non-Assignable Asset is thereafter obtained, Parent shall, or shall cause its applicable Affiliate to, promptly assign and transfer such Non-Assignable Asset to Buyer at no additional cost to Buyer.

(b) Any Contract to which Parent or any of its Affiliates is a party that is not primarily related to the Business and that relates to both the Business and any Retained Business (each, a “Shared Contract”) shall be (a) assigned, transferred and conveyed pursuant to the Pre-Closing Restructuring only with respect to (and preserving the meaning of) those portions that relate exclusively to the Business, to a Company, if so assignable, transferable or conveyable, or (b) appropriately amended prior to, on or after the Closing (and, if necessary or deemed advisable by Parent or Buyer, new Contracts with respect thereto shall be executed), so that the applicable Company shall be entitled to the rights and benefit of those parts of the Shared Contract that relate exclusively to the Business and shall assume the related portion of any Transferred Liabilities contemplated by the Pre-Closing Restructuring. Unless otherwise agreed by Buyer, Parent shall use its commercially reasonable efforts to ensure that such amendments and new Contracts are on pricing terms substantially similar (individually or in the aggregate) to the terms applicable to the Business under the associated Shared Contract and otherwise on terms and conditions substantially similar (individually or in the aggregate) to Buyer than the terms and conditions applicable to the Business under the associated Shared Contract; provided, however, that Parent shall not be required to incur any material Liability or pay any consideration in connection therewith. Notwithstanding the foregoing, (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract that is a Non-Assignable Asset and if any Shared Contract is a Non-Assignable Asset and cannot be so partially assigned (or amended) at Closing, until the earliest of (A) such time as the applicable approval is obtained or denied in writing and (B) the expiration of the term of such Shared Contract in accordance with its current term or the execution of a replacement Contract following the Closing by Buyer or its Affiliate, then Parent will cooperate with Buyer and the applicable Company to establish an agency type or other similar arrangement reasonably satisfactory to Parent and Buyer intended to both (x) provide Buyer or the applicable Company, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those portions that relate exclusively to the Business and (y) cause Buyer or the applicable Company to bear all Liabilities thereunder from and after the Closing in accordance with this Agreement (including by means of any subcontracting, sublicensing or subleasing arrangement). In furtherance of the foregoing, Parent shall promptly pay (or cause to be paid) to Buyer or the applicable Company when received all monies received by Parent or any of its Affiliates under any Shared Contract that is a Non-Assignable Asset or any claim or right or any benefit arising thereunder, except to the extent the same represents an Excluded Asset.

Section 2.4 Closing Purchase Price; Estimated Closing Statement.

(a) Subject to the terms and conditions of this Agreement, the aggregate purchase price for all of the Equity Interests to be paid by Buyer at the Closing (the “Closing Purchase Price”) shall be an amount equal to (i) the Base Purchase Price, plus (ii) the Estimated Net Working Capital Surplus (if any), minus (iii) the Estimated Net Working Capital Deficit (if any), plus (iv) Company Cash, minus (v) Company Indebtedness, minus (vi) Transaction Expenses, minus (vii) the Reduction Amount.

(b) At least five Business Days prior to the Closing Date, Parent will deliver or cause to be delivered to Buyer a written statement (the “Estimated Closing Statement”) setting forth in reasonable detail, together with reasonably supporting documentation, (i) Parent’s good faith estimates of (A) Net Working Capital (“Estimated Net Working Capital”), (B) Company Cash (“Estimated Company Cash”), (C) the Company Indebtedness (“Estimated Company Indebtedness”), (D) Transaction Expenses (“Estimated Transaction Expenses”), (ii) Parent’s calculation of the Estimated Net Working Capital Surplus or the Estimated Net Working Capital Deficit, as applicable, and (iii) on the basis of the foregoing, the resulting calculation of the Estimated Closing Purchase Price. Parent shall consider any revisions to the Estimated Closing Statement reasonably proposed by Buyer and, at its sole discretion, will re-issue the Estimated Closing Statement prior to the Closing Date (which re-issued Estimated Closing Statement shall be deemed to be the “Estimated Closing Statement” for purposes of this Agreement) with any such revisions that Parent has determined are appropriate after such consideration.

Section 2.5 Closing.

Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on the date that is the end of the month following at least three Business Days after the satisfaction or, to the extent permitted, waiver of the conditions to the obligations of the Parties set forth in Article VII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at the Closing or on such other date as Parent and Buyer may agree in writing); provided, however, that in no event shall the Closing occur prior to 30 days following the date of execution of the Offer Letter, unless specifically agreed to by Parent in writing. The date on which the Closing actually occurs shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of King & Spalding LLP (“K&S”) located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, or by remote exchange of signatures and documents, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as Parent and Buyer may agree in writing.

Section 2.6 Deliveries by Parent. At the Closing, Parent will deliver or cause to be delivered to Buyer (or one or more Affiliates designated by Buyer) (unless delivered previously) the following:

(a) the Local Transfer Agreements;

(b) counterpart(s) to each of the Ancillary Agreements to which Parent and/or any of its Affiliates (including any Seller or any Company) are party, duly executed by Parent and/or Parent’s Affiliate(s) party thereto, subject to Section 6.16(b) with respect to the Transition Services Agreement;

(c) for each Seller, a properly completed and duly executed IRS Form W-9 or IRS Form W-8, as applicable;

(d) documentation evidencing all required releases and consents under Parent’s credit facilities and other financing arrangements, including Parent’s accounts receivable securitization facility, required to consummate the transactions contemplated by this Agreement have been obtained, and the full and complete release of all Liens on Transferred Assets and assets of the Companies related thereto;

(e) the certificates and other documents required to be delivered pursuant to Section 7.3;

(f) written resignations from such Persons as Buyer may notify Parent in writing prior to the Closing Date, effective as of the Closing, as a director or officer, as applicable, of one or more Companies; and

(g) documentation reasonably satisfactory to Buyer evidencing the completion of the Pre-Closing Restructuring (other than with respect to the transfer of the Owned Real Property, which is subject to Section 6.13).

Section 2.7 Deliveries by Buyer.

(a) At the Closing, Buyer will deliver or cause to be delivered to Parent (unless delivered previously) the following:

(i) counterpart(s) to each of the Ancillary Agreements to which Buyer and/or any of its Affiliates are party, duly executed by Buyer and/or Buyer’s Affiliate(s) party thereto, subject to Section 6.16(b) with respect to the Transition Services Agreement; and

(ii) the certificates and other documents required to be delivered pursuant to Section 7.2.

(b) At the Closing, Buyer shall pay to Parent an amount equal to the Closing Purchase Price by wire transfer of immediately available funds to the account or accounts designated to Buyer in writing by Parent at least three Business Days prior to the Closing Date.

Section 2.8 Post-Closing Adjustment.

(a) No later than 90 days after the Closing Date, Buyer shall prepare and deliver to Parent (i) a balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”) and (ii) a written statement (the “Final Closing Statement”) setting forth in reasonable detail, together with reasonably supporting documentation, including the Closing Date Balance Sheet setting forth Buyer’s good faith calculation of (A) Net Working Capital, (B) Company Cash (C) Company Indebtedness, (D) Transaction Expenses (E) the Net Working Capital Surplus (if any) and (F) the Net Working Capital Deficit (if any), and on the basis of the foregoing, its calculation of the Closing Purchase Price. Buyer will (x) permit, and will cause each Company to permit, Parent and its advisors and representatives reasonable access to the books, records, work papers and other information of the Business to permit Parent and its advisors to review the Final Closing Statement or to address any dispute described in this Section 2.8 and (y) cooperate, and will cause each Company to cooperate, with Parent and its advisors and representatives in connection with such review or any dispute, including providing on a timely basis all other information reasonably requested in connection with the review of the Final Closing Statement. The Final Closing Statement and the calculation of the Closing Purchase Price contained therein shall entirely disregard (1) any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated by this Agreement and (2) any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Business, or any facts or circumstances that are unique or particular to Buyer or any of its assets or Liabilities.

(b) If Parent disagrees with the calculation of the Closing Purchase Price as set forth on the Final Closing Statement, then Parent shall, within 45 days following its receipt of the Final Closing Statement, deliver a written notice to Buyer (a “Dispute Notice”) setting forth in reasonable detail the particulars of such disagreement. Except for such items that are specifically disputed in a Dispute Notice, Parent shall be deemed to have agreed with all items and amounts set forth on the Final Closing Statement, and all such items and amounts shall be final and binding on the Parties for all purposes hereunder and not subject to review in accordance with Section 2.8(c). Should Parent fail to notify Buyer of a dispute within such 45-day period, Parent shall be deemed to agree with Buyer’s calculation and such failure will constitute Parent’s irrevocable acceptance of the Final Closing Statement prepared and delivered by the Buyer. In the event Parent delivers a Dispute Notice within such 45-day period, Buyer and Parent shall in good faith attempt to resolve such disputes, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.

(c) If Parent and Buyer are unable to reach a resolution with such effect within 30 days after the receipt by Buyer of Parent’s Dispute Notice, Parent and Buyer shall submit the items remaining in dispute for resolution to a nationally recognized independent accounting firm that is independent of and impartial with respect to Buyer and Parent with significant experience related to purchase price adjustment disputes and mutually agreed upon by Parent and Buyer (such identified or selected firm, the “Independent Accountant”). The Independent Accountant shall act as an expert, and not an arbitrator, and shall use commercially reasonable efforts to issue its report as to all matters remaining in dispute (and only such matters) and the determination of the Closing Purchase Price within 30 days after such dispute is referred to the Independent Accountant. Parent and Buyer shall instruct the Independent Accountant that (i) the Independent Accountant’s determination must (A) address only the remaining disputed items, and (B) be made solely in accordance with the terms and procedures set forth in this Agreement, including the definitions herein and the Accounting Principles, and (ii) the Independent Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Parent in the Dispute Notice, on the one hand, or Buyer in the Final Closing Statement, on the other hand, or less than the smallest value for such item claimed by either Parent in the Dispute Notice, on the one hand, or Buyer in the Final Closing Statement, on the other hand. The Independent Accountant shall not have the power to modify or amend any term or provision of this Agreement. Buyer on the one hand, and Parent on the other hand, shall bear all costs and expenses incurred by them in connection with such arbitration, except that the fees and expenses of the Independent Accountant hereunder shall be borne by Buyer, on the one hand, and Parent, on the other hand, in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accountant that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accountant) bears to the total amount of such remaining disputed items so submitted. For the avoidance of doubt and for illustrative purposes only, if the disputed items total $100 and the Independent Accountant awards $60 in Parent’s favor, then Buyer and Parent shall pay 60% and 40%, respectively, of the costs, fees and expenses of the Independent Accountant. This provision shall be specifically enforceable by the Parties, and the decision of the Independent Accountant in accordance with the provisions hereof shall be final and binding with respect to the matters so arbitrated and there shall be no right of appeal therefrom (absent manifest error or fraud). The date on which all items and amounts set forth on the Final Closing Statement are finally determined in accordance with this Section 2.8 is hereinafter referred to as the “Determination Date.”

(d) If the Final Closing Purchase Price is greater than the Estimated Closing Purchase Price (the amount of such difference being the “Final Surplus”), then Buyer shall pay or cause to be paid, within three Business Days of the Determination Date, to Parent an amount equal to such Final Surplus by wire transfer of immediately available funds to one or more accounts designated by Parent. If the Final Closing Purchase Price is less than the Estimated Closing Purchase Price (the amount of such difference being the “Final Deficit”), then Parent shall pay or cause to be paid, within three Business Days of the Determination Date, to Buyer an amount equal to such Final Deficit by wire transfer of immediately available funds to one or more accounts designated by Buyer. The “Final Closing Purchase Price” means the Closing Purchase Price (i) as shown in the Final Closing Statement, if no Dispute Notice is duly delivered pursuant to Section 2.8(b) or (ii) if such Dispute Notice is delivered, (A) as agreed by Parent and Buyer pursuant to Section 2.8(b) or (B) in the absence of such agreement, as shown in the Independent Accountant’s calculation delivered pursuant to Section 2.8(c).

Section 2.9 Purchase Price Allocation. (a) Buyer shall have a period of 30 days from the date hereof (the “Allocation Percentage Response Period”) to present in writing to Parent notice of any objections Buyer may have to the allocation by percentage of the Final Closing Purchase Price among the Equity Interests proposed by Parent on Exhibit 2.9 (such proposal, the “Proposed Allocation Percentages” and such notice an “Allocation Percentage Objections Notice”). Unless Buyer timely objects, such Proposed Allocation Percentages shall be binding on the Parties without further adjustment, absent manifest error. If Buyer delivers an Allocation Percentage Objections Notice within the Allocation Percentage Response Period, Buyer and Parent shall negotiate in good faith and use all reasonable best efforts to resolve such dispute. If Parent and Buyer are unable to reach a resolution within 30 days after the receipt by Parent of Buyer’s Allocation Percentage Objections Notice, Parent and Buyer shall submit the items remaining in dispute for resolution to the Independent Accountant. The Independent Accountant shall resolve the dispute within 30 days after the item has been referred to it and the determination of the Independent Accountant shall be final and binding on the Parties (the allocation reflecting such final determination(s), the “Allocation Percentage Schedule”). Notwithstanding anything to the contrary in the foregoing, the Parties agree that the allocation percentage to SWM Holdco Luxembourg S.a.R.L. and SWM Holdings US, LLC shall be no less than 19.75% and 51%, respectively. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Parent.

(b) Within 60 days after the Determination Date, Parent shall deliver to Buyer a schedule that reasonably allocates the Final Closing Purchase Price (together with any other items required to be taken into account as purchase consideration for U.S. federal income Tax purposes) among the Equity Interests (or the assets of the relevant Company in the case of any transfer of Equity Interests in a Company that is treated as a sale of assets for U.S. federal income Tax purposes) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and in a manner consistent with the Allocation Percentage Schedule and the allocation methodology set forth in Exhibit 2.9 (the “Allocation Schedule”). Buyer shall have a period of 30 days after the delivery of the Allocation Schedule (the “Response Period”) to present in writing to Parent notice of any objections Buyer may have to the allocation set forth therein (an “Objections Notice”). Unless Buyer timely objects, such Allocation Schedule shall be binding on the Parties without further adjustment, absent manifest error. If Buyer delivers an Objections Notice within the Response Period, Buyer and Parent shall negotiate in good faith and use all reasonable best efforts to resolve such dispute. If the Parties fail to agree within 15 days after the delivery of the Objections Notice, then the disputed items shall be resolved by the Independent Accountant, whose determination shall be final and binding on the Parties. The Independent Accountant shall resolve the dispute within 30 days after the item has been referred to it. The costs, fees and expenses of the Independent Accountant shall be borne equally by Buyer and Parent. Except as otherwise required by a Final Determination, (a) Buyer and Parent shall (and shall cause their respective Affiliates to) report the national, federal, state, provincial and local income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Allocation Schedule, and (b) neither Buyer nor Parent shall (and neither party shall permit its respective Affiliates to) take a position inconsistent with the Allocation Schedule on any Tax Return or filings (including any forms required to be filed pursuant to Section 1060 of the Code). Each of Buyer and Parent shall cooperate with the other in preparing IRS Form 8594 or any equivalent statements required by any Governmental Entity charged with the collection of any income Tax for filing within a reasonable period before its filing due date. Notwithstanding anything in this Section 2.9 to the contrary, to the extent it is necessary to allocate the Final Closing Purchase Price among the Equity Interests prior to the final determination of the Allocation Schedule in connection with any of the transactions governed by the Local Transfer Agreements (or other local closing agreements and documents required to effectuate the transactions contemplated hereby for jurisdictions outside of the U.S.), each of Buyer and Parent shall (and shall cause their respective Affiliates to) reasonably cooperate in good faith to agree upon such allocation.

Section 2.10 China Joint Ventures. Notwithstanding anything in this Agreement to the contrary, and without limiting the obligations set forth in Section 2.3(a) and Section 6.3(a), prior to the Closing, Parent shall provide any notices required pursuant to the China Joint Venture Agreements, as a result of the Parties entering into this Agreement. With respect to each China Joint Venture, the Parties agree to follow the procedures set forth on Schedule 2.10.

Section 2.11 Withholding. Notwithstanding any other provision of this Agreement, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. Other than amounts required to be withheld with respect to employee compensation or backup withholding resulting from a failure of delivery for any form described in Section 2.6(c), Buyer shall use commercially reasonable efforts to provide written notice of intent to deduct or withhold at least five (5) Business Days before deducting or withholding any amounts and the Parties shall cooperate in good faith to reduce or eliminate any potential deduction or withholding. Amounts so withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANIES AND THE SELLERS

Except as set forth in the Schedules, Parent hereby represents and warrants to Buyer as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Organization. Each Company and each of the Sellers is duly formed, validly existing and in good standing under the Laws of its formation. Each Company and each of the Sellers has all requisite power and authority to own, lease and operate its properties (including the Transferred Assets to which it has title) and to carry on its business (including the Business) as conducted on the date hereof. Each Company and each of the Sellers is duly qualified or registered as a foreign business organization, as applicable, to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not, individually or in the aggregate, have a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Companies, the Sellers or Parent of the transactions contemplated hereby.

Section 3.2 Capitalization. Each Company’s authorized and outstanding capital stock is set forth on Schedule 3.2. The Sellers own, beneficially and of record, all of the Equity Interests. The Equity Interests constitute all of the issued and outstanding equity interests of the Companies, are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and are owned of record and beneficially by the Sellers as set forth on Schedule 3.2, and no such Equity Interest was issued in violation of any securities laws, preemptive or similar right, purchase option, call or right of first refusal or similar right, or restrictions on transfer (other than, in each case, general restrictions on transfer under the Securities Act and applicable state securities Laws). Except for the Equity Interests, there are no (a) securities or other similar ownership interests of any class or type of or in any of the Companies, (b) options, warrants, convertible or exchangeable securities, stock appreciation rights, profits interests, restricted stock, performance stock, phantom stock or other rights or Contracts of any character relating to the capital stock of any Company or any of its Subsidiaries or obligating Parent or any of its Affiliates to issue or sell any equity interests of, or any other interest, convertible or exchange securities or other security or phantom equity security, in, any Company or any of its Subsidiaries or (c) phantom equity securities of any Company or any of its Subsidiaries or similar securities or rights that are derivative of the value or price of any other equity securities of any Company or any of its Subsidiaries (the items in clauses (a) through (c) collectively, the “Company Securities”). There are no outstanding contractual obligations of any Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire or retire any equity interests in such Company or any of its Subsidiaries, there are no statutory or contractual preemptive rights or restrictions with respect to the Equity Interests or other equity interests of any Company or any of its Subsidiaries, or obligations to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Section 3.3 Subsidiaries. Schedule 3.3 sets forth each Subsidiary of each Company and, with respect to each such Subsidiary, its jurisdiction of incorporation, formation or organization. All of the issued and outstanding shares of capital stock or other equity interests of each such Subsidiary is duly authorized and validly issued, and, if applicable, fully paid and nonassessable and are wholly owned, beneficially and of record, directly or indirectly, by the Company or one of its Subsidiaries, free and clear of all Liens (other than general restrictions on transfer under the Securities Act and applicable state securities Laws). Except as set forth on Schedule 3.3, no Company has any Subsidiaries or ownership in any other entities.

Section 3.4 Consents and Approvals; No Violations. With respect to each of Parent, each Seller and each Company, except as set forth on Schedule 3.4 and for the Antitrust Clearances, neither the execution and delivery of this Agreement and the Ancillary Agreements to be entered into, nor the consummation of the transactions contemplated hereby and thereby, by it will: (a) conflict with or result in any breach of any provision of its Charter Documents, or with any resolution or authorization adopted by its governing body or equity holders; (b) require any filing with, or the obtaining of any Approval of any Governmental Entity; (c) violate, conflict with or result in a default under, or give rise to any right of termination, cancellation or acceleration or a loss to any material benefit of it under, any of the terms, conditions or provisions of any note, mortgage, other evidence of Indebtedness, guarantee, License, Real Property Lease or other Contract; (d) violate or conflict with any Law or Order applicable to it or the Business or by which any property or asset of it is bound or affected; (e) result in the creation of, or require the creation of, any Lien upon the Transferred Assets or the assets of the Companies (including the Equity Interests); excluding from the foregoing clauses (b), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which would not, individually or in the aggregate, have a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Companies, the Sellers or Parent of the transactions contemplated hereby.

Section 3.5 Financial Statements. The Financial Statements are attached as Schedule 3.5(a). Except as set forth on Schedule 3.5(b), the Financial Statements have been prepared in all material respects in accordance with GAAP from the books and records of the Business, consistently applied throughout the periods indicated. Except as set forth on Schedule 3.5(b), the balance sheet information included in such Financial Statements (including the related notes and schedules) fairly presents in all material respects the financial position of the Business as of the date of the balance sheet information set forth therein, and each statement of income included in the Financial Statements (including any related notes and schedules) fairly presents in all material respects the results of operations of the Business for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as otherwise noted or qualified in the Financial Statements and subject to normal recurring year-end adjustments (none of which will be material, individually or in the aggregate) and the absence of notes (none of which if presented would materially differ from those presented in the year-end Financial Statements).

Section 3.6 No Undisclosed Liabilities. Except as set forth on Schedule 3.6, the Business does not have any liabilities, except (a) to the extent set forth on, specifically reflected and adequately reserved against in the most recent balance sheet included in the Financial Statements, (b) those Liabilities arising under this Agreement, (c) those Liabilities incurred in the Ordinary Course since the Balance Sheet Date (it being understood that in no event shall any Liability resulting from tortious conduct, litigation, infringement, violation of Law or breach of Contract be deemed to have arisen in the Ordinary Course of Business) and (d) Liabilities that would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.7 Absence of Certain Changes. Since the Balance Sheet Date, (a) there has not occurred any event, change, effect, development, state of affairs, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, (b) the Business has conducted its business in all material respects in the Ordinary Course and (c) none of Parent and its Affiliates or the Companies has taken any action, if taken after the execution and delivery of this Agreement, that would constitute a breach of Section 6.1.

Section 3.8 Sufficiency of Assets. Except as set forth on Schedule 3.8, and for the licenses and services to be provided pursuant to the Transition Services Agreement and the Corporate Shared Services, the assets of the Companies as of the Closing will together constitute all of the assets (i) owned, used or held for use primarily in the conduct of the Business and (ii) are sufficient to operate the Business in the manner presently operated.

Section 3.9 Real Property.

(a) Schedule 3.9(a) sets forth a complete and accurate list as of the date hereof of the Owned Real Property and the identity of the owner of each Owned Real Property. Except as set forth on Schedule 3.9(a) and as otherwise would not have, individually or in the aggregate, a Material Adverse Effect, the applicable Company or Seller has good and marketable title to all of the Owned Real Property free and clear of any Liens other than Permitted Liens, and all buildings, structures, fixtures and improvements included in the Owned Real Property are in good operating condition, subject to ordinary wear and tear. Nothing in this Section 3.9(a) shall be construed as a representation or warranty regarding any Owned Real Property to the extent such Owned Real Property is an Excluded Asset.

(b) Schedule 3.9(b) sets forth a correct and complete list of all Contracts to which a Company or Seller is a party pertaining to the lease of the Leased Real Property (such Contract, a “Real Property Lease”) and the identity of the lessee or tenant under such Real Property Leases as of the date hereof. Assuming the due authorization, execution and delivery by any other party thereto, as of the date hereof all the applicable Company or Seller has a valid leasehold interest in the Leased Real Property and SWM Lux has a valid leasehold interest in the Luxembourg Sublease Premises, free and clear of any Liens other than Permitted Liens, in each case, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except as would not reasonably be expected to be material to the Business, taken as a whole, and all buildings, structures, fixtures and improvements included in the Leased Real Property and the Luxembourg Sublease Premises are in good operating condition, subject to ordinary wear and tear. Nothing in this Section 3.9(b) shall be construed as a representation or warranty regarding any Leased Real Property to the extent such Leased Real Property is both an Excluded Asset and is used to provide the Corporate Shared Services.

(c) Except as set forth on Schedule 3.9(c), there are no condemnation or appropriation or similar proceedings pending or, to the Knowledge of Parent, threatened against any of the Owned Real Property, the Leased Real Property or the Luxembourg Sublease Premises, or the improvements thereon, which, if occurring, would have, individually or in the aggregate, a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Companies, the Sellers or Parent of the transactions contemplated hereby. Nothing in this Section 3.9(c) shall be construed as a representation or warranty regarding any Owned Real Property or any Leased Real Property to the extent such Owned Real Property or Leased Real Property is an Excluded Asset.

Section 3.10 Intellectual Property.

(a) Schedule 3.10(a) sets forth a complete and accurate list of all Company Registered Intellectual Property, specifying as to each such item (i) the jurisdictions where each such item is registered, (ii) the owner, (iii) the application or registration number and (iv) the application or registration date. None of the Company Registered Intellectual Property has been adjudged invalid or unenforceable, in whole or in part, and to the Knowledge of Parent, all Company Registered Intellectual Property is otherwise valid, subsisting and enforceable.

(b) Except as set forth on Schedule 3.10(b), a Company (i) is, or will be as of the Closing, the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens, and (ii) possesses, or will possess as of the Closing, a valid and enforceable right to use all Company Licensed Intellectual Property in the Business. All maintenance fees, renewal fees or annuity expenses due for payment prior to the Closing Date have been paid for all Company Registered Intellectual Property owned (or purported to be owned) by a Company or included in the Transferred Assets.

(c) After consummation of the transactions contemplated by this Agreement, a Company or Buyer will own, or have a valid and enforceable right to use, any and all Intellectual Property used or held for use in, or otherwise necessary for, the operation of the Business as currently conducted and as proposed to be conducted. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Company Owned Intellectual Property or Company Licensed Intellectual Property.

(d) Except as set forth on Schedule 3.10(d), neither the use of any Company Owned Intellectual Property or Company Licensed Intellectual Property by any Company or any Affiliate thereof, nor the conduct of the Business, misappropriates, infringes upon or otherwise violates or conflicts with, or has misappropriated, infringed upon or otherwise violated or conflicted with, any Intellectual Property rights of any Person. To the Knowledge of Parent, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property. Except as set forth on Schedule 3.10(d), no Person has filed a written Action (or, to the Knowledge of Parent, threatened to file an Action) during the 24-month period prior to the Closing Date against any Company or any Affiliate thereof (with respect to the Business) (i) alleging that it has violated, infringed on or otherwise improperly used the Intellectual Property rights of such Person or (ii) based upon, or challenging or seeking to deny or restrict, the rights of such Company or Affiliate thereof in any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, and no such Action is pending.

(e) The Companies and their Affiliates have taken reasonable steps in accordance with industry practice to maintain, enforce and protect the confidentiality of all Company Owned Intellectual Property and Company Licensed Intellectual Property the value of which to the Business is contingent upon maintaining the confidentiality thereof. None of such Intellectual Property rights have been disclosed other than to employees, contractors, consultants, representatives and agents of the Companies under written confidentiality agreements.

(f) Except where Intellectual Property rights transfer by virtue of applicable Law or a Collective Bargaining Agreement, the Companies and their Affiliates have entered into binding, written agreements with their respective current and former employees and independent contractors who have participated in the development of any material Intellectual Property for or on behalf of the Business, whereby such employees and independent contractors presently assign to a Company or Affiliate thereof any ownership interest and right they may have in all such Intellectual Property.

(g) The Internal IT Systems used by the Companies and their Affiliates are in good repair and operating condition and are adequate and suitable in all material respects for the conduct of the Business. The Companies and their Affiliates have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Internal IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption. Each Company and Affiliate thereof (with respect to the Business) is and has been in compliance in all material respects with all Laws, Contracts and policies applicable to such Company or Affiliate thereof with respect to the protection of personally identifiable information for an individual (“Personal Data”), including the collection, storage, use, processing or disclosure of such Personal Data. During the 36-month period prior to the date hereof, there have been no breaches in security, interruptions or unauthorized access or use of any Internal IT Systems, nor any loss, or unauthorized access, disclosure or use of any Personal Data collected, stored, used or processed by the Business. No Actions have been asserted or, to the Knowledge of Parent, threatened against any Company or Affiliate thereof (with respect to the Business) by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any applicable Laws, policies or Contracts.

Section 3.11 Litigation. Except as set forth on Schedule 3.11, as of the date hereof, there is no Action pending or, to the Knowledge of Parent, threatened against the Business, other than those that would not reasonably be expected to be material to the Business, taken as a whole. Except as set forth on Schedule 3.11, the Business is not subject to any outstanding Order other than those that would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.12 Compliance with Applicable Law. Except as set forth on Schedule 3.12, the Business is in compliance with all applicable Laws, except where the results of any such noncompliance would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.13 Business Contracts.

(a) Schedule 3.13(a) sets forth a correct and complete list of the following Contracts to which any Company is a party, by which any Company or any property thereof is subject, or by which the Business is otherwise bound (the “Business Contracts”) (other than the Company Benefit Plans set forth on Schedule 3.17(a)):

(i) all Contracts (excluding work orders and purchase orders) with suppliers under which the Business is contractually obligated to make payments in excess of $1,000,000 on an annual basis;

(ii) all Contracts with distributors that exclusively relate to the Business;

(iii) all Contracts (excluding work orders and purchase orders) that individually involve contractually obligated payments to or from the Business in excess of $1,000,000 on an annual basis;

(iv) any Contract for the employment of any Business Employee earning an annual base salary in excess of $200,000, or the equivalent in local currency;

(v) all bonds, debentures, notes, loans, credit or loan Contracts or loan commitments, mortgages, indentures, guarantees or other Contracts relating to the borrowing of money;

(vi) all Real Property Leases or other leases or licenses involving any assets (whether real, personal or mixed, tangible or intangible) involving a contractually obligated payment of more than $500,000 individually by the Business on an annual basis;

(vii) all joint venture or partnership Contracts, cooperative Contracts and all other Contracts providing for the sharing of any profits;

(viii) all Contracts with a Governmental Entity;

(ix) all Contracts providing for a material indemnification and the primary purpose of which is indemnification;

(x) all Contracts that impose a “most favored nation” provision;

(xi) all Contracts related to any settlement of any material Action that imposes continuing payment obligations on any Company or any of its respective Subsidiaries in an amount in excess of $500,000;

(xii) all Parent Related Party Contracts;

(xiii) all Contracts restricting the Business from engaging in or competing with any business activity in any geographic area; and

(xiv) all Contracts pursuant to which (A) a Company or Affiliate thereof grants any right, license or covenant not to sue with respect to any Intellectual Property to any Person with respect to the Business or (B) a Company or Affiliate thereof obtains any right license or covenant not to sue with respect to any Intellectual Property from any Person with respect to the Business, excluding any Contracts licensing generally available mass market software under a click-wrap or shrink-wrap license or subscription service with annual costs of less than $100,000.

(b) A true, correct and complete copy of each Business Contract in effect on the date of this Agreement has been made available to Buyer prior to the date of this Agreement. None of the Business Contracts are oral contracts, oral agreements or other oral arrangements. All Business Contracts are in full force and effect in all material respects and to the Knowledge of Parent, assuming the due authorization, execution and delivery by any other party thereto, are currently enforceable in all material respects against the applicable Company or one of its Affiliates, as applicable, and, to the Knowledge of Parent, as of the Closing will be, if not previously terminated or expired, enforceable in all material respects against the other party thereto in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures that would not reasonably be expected to be material to the Business, taken as a whole. There does not exist under any Business Contract any event of default, event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of the Business, or, to the Knowledge of Parent, any other party thereto, except as set forth on Schedule 3.13(b) and except for such events of default, events, conditions, violations or breaches that would not reasonably be expected to be material to the Business, taken as a whole. Except as has not been and would not reasonably be expected to be material to the Business, taken as a whole, there are no disputes pending with respect to any Business Contract.

Section 3.14 Tax Returns; Taxes. Except as set forth on Schedule 3.14:

(a) all income Tax Returns and all material non-income Tax Returns of the Companies or otherwise relating to the Business required to have been filed with any taxing authority in accordance with any applicable Law have been duly filed and are correct and complete in all material respects;

(b) all material Taxes required to be paid by the Companies or otherwise with respect to the Business have been paid in full;

(c) all deficiencies asserted as a result of any examination of any Tax Returns of the Companies or otherwise with respect to the Business have been paid in full, accrued on the books of the Companies or finally settled;

(d) no claims have been asserted and no proposals or deficiencies for any Taxes of the Companies or otherwise with respect to the Business, or any Taxes of any other Person, including Parent and its Affiliates, for which any Company could be held liable are being asserted, proposed or, to the Knowledge of Parent, threatened, and no audit or investigation of any Tax Return of any Company or any Tax Return of such other Person relating to Taxes for which any Company could be held liable is currently underway, pending or, to the Knowledge of Parent, threatened;

(e) each Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equity holder, stockholder or other third party, and has otherwise complied in all material respects with all applicable Laws relating to the withholding of Taxes;

(f) there are no outstanding waivers or Contracts by or on behalf of any Company for the extension of time for the assessment of any Taxes or any deficiency thereof;

(g) there are no Liens for Taxes against any asset of any Company (other than Permitted Liens);

(h) no jurisdiction in which a Company does not file any Tax Return has asserted a written claim that such Company or a portion of its business is subject to any Taxes imposed by such jurisdiction;

(i) none of the Companies has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2);

(j) no Company is a party to or bound by any Contract or agreement that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any customary commercial Contract entered into in the ordinary course of business the principal subject of which is not Taxes);

(k) no Company has any liability for the Taxes of another Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law) (other than with respect to any affiliated group the common parent of which is the Parent), as a transferee or successor or by contract (other than any customary commercial Contract entered into in the ordinary course of business the principal subject of which is not Taxes); and

(l) no Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iv) prepaid amount received by Company prior to the Closing outside the Ordinary Course, or (v) installment sale or open transaction dispositions made by a Company prior to the Closing outside Ordinary Course.

(m) each Company is either disregarded as an entity separate from its owner or treated as a partnership for U.S. federal income Tax purposes.

Section 3.15 Environmental Matters.

(a) Except as set forth on Schedule 3.15(a) or as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole:

(i) the Companies and (with respect to the Business as currently or formerly conducted and the Transferred Assets and Transferred Liabilities) the applicable Sellers, are and have been at all times in compliance with all Environmental Laws within the last five (5) years, and hold, and are and have at all times been in compliance with, all Environmental Permits within the last five (5) years;

(ii) (A) neither the Companies nor (with respect to the Business as currently or formerly conducted and the Transferred Assets and Transferred Liabilities) the applicable Seller, have not received any written notice, demand, request for information, citation, summons or complaint, (B) no order, judgment, decree or injunction has been issued or is otherwise in effect, (C) no penalty has been assessed and (D) to the Knowledge of Parent, no investigation, action, claim, suit, proceeding or review is pending, in each case with respect to the Companies or (with respect to the Business as currently or formerly conducted and the Transferred Assets and Liabilities) or the applicable Sellers that relates to any Environmental Law, Environmental Permit or Release of, or exposure to, Hazardous Substance;

(iii) there is no Liability of the Companies or (with respect to the Business as currently or formerly conducted and the Transferred Assets and Liabilities) or the applicable Sellers relating to any Environmental Law, Environmental Permit or Hazardous Substance, and, to the Knowledge of Parent, there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such Liability; and

(iv) no Hazardous Substance has been Released at, on, under, to, in or from (A) the Owned Real Property and the Leased Real Property, or (B) any property or facility previously owned, leased or operated by, or any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, the Companies or (with respect to the Business as currently or formerly conducted and the Transferred Assets and Transferred Liabilities) the applicable Sellers.

(b) Except as has been delivered to the Buyer at least two days prior to the date hereof, there is no non-privileged material environmental investigation, study, audit, test, review, analysis or other environmental report in the possession or control of Parent or its Affiliates that relates to the Companies or the Business (as currently or formerly conducted by the applicable Sellers) or the Transferred Assets and Transferred Liabilities.

(c) The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any Environmental Permit or Environmental Law, including the New Jersey Industrial Site Recovery Act and the Connecticut Property Transfer Law.

Section 3.16 Licenses and Permits. Schedule 3.16 sets forth a correct and complete list of all material Licenses (including Environmental Permits) held by any Company that relate to the Business. The Companies own or possess all Licenses that are necessary to enable it to carry on its operations as presently conducted, except, in each case, where the failure to have a particular License would not have a Material Adverse Effect, or prevent, materially delay or materially impede the performance by the Companies, the Sellers or Parent of the transactions contemplated hereby.

Section 3.17 Business and Company Benefit Plans.

(a) Schedule 3.17(a) sets forth a correct and complete list of each material Business Benefit Plan, with an asterisk identifying each such Business Benefit Plan that is a Company Benefit Plan.

(b) With respect to each Business Benefit Plan providing benefits to the Business Employees, Parent has made available to Buyer a true and complete summary of the material terms of such plans. With respect to each material Company Benefit Plan, Parent has made available to the Buyer true, correct and complete copies, to the extent applicable, of (i) the current plan and trust or similar funding documents, along with all amendments thereto and (ii) the latest financial statements and actuarial report and most recently filed annual returns / reports.

(c) Except as set forth on Schedule 3.17(c), neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) trigger any transaction, retention, severance, retirement, bonus or similar payment or benefit becoming due either (A) from any Company or pursuant to any Company Benefit Plan or (B), pursuant to any Business Benefit Plan, to any Transferred Employee, (ii) accelerate the time of payment or vesting or increase any benefits or otherwise payable (A) by the Company or pursuant to any Company Benefit Plan or (B) to any Transferred Employee, (iii) result in the payment of any amount by any Company or Business Benefit Plan or to any Transferred Employee that would not be deductible under Section 280G of the Code or (iv) result in the forgiveness of any loan (A) by any Company to any current or former officer, employee, director, consultant or independent contractor of the Business or (B) to any Transferred Employee. Neither Parent nor any of its Affiliates (including any Company) has any obligation to gross up, indemnify or otherwise reimburse any Transferred Employee or any former employee of any Company for any Taxes.

(d) Except as set forth on Schedule 3.17(d):

(i) Except as would not result in any direct or indirect Liability to any Company, Buyer or any of their respective Affiliates, none of Parent or any of its ERISA Affiliates current has, or within the last six years has, contributed to, been required to contribute to, or otherwise had any Liability in connection with Multiemployer Plan, “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or “multiple employer plan”;

(ii) In respect of the Business Employees, no Business Benefit Plan is, and no Company Benefit Plan is, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan. No Business Benefit Plan will result in any direct or indirect Liability to any Company, Buyer or any of their respective Affiliates, as a result of such Business Benefit Plan being an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code or as a result of otherwise a defined benefit pension plan;

(iii) Each Company Benefit Plan and, solely in respect of each Business Employee, each Business Benefit Plan, has been established, maintained, funded, operated and administered in all material respects in accordance with its terms and in compliance with applicable Laws, including, in the case of U.S. Benefit Plans, ERISA and the Code, and all material benefits, contributions, and premiums required by and due under the terms of each Company Benefit Plan or Business Benefit Plan in respect of each Business Employee, as applicable, applicable Law, or generally accepted accounting standards have been timely paid in accordance with the terms of such Company Benefit Plan or Business Benefit Plan in respect of each Business Employee, the terms of all applicable Laws and generally accepted accounting standards;

(iv) Each U.S. Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code that is intended to be exempt from taxation under Section 501(a) of the Code has received a favorable determination letter from the Internal Revenue Services (the “IRS”) or other letter indicating that it is so qualified, or is in the process of obtaining such a letter, and to the Knowledge of Parent, nothing has occurred since the issuance of the IRS determination letters referred to in this Section 3.17(d)(iv) that would reasonably be expected to result in the revocation of any such IRS determination letters;

(v) The Companies and, in respect of the Transferred Employees, Parent and its Affiliates have complied in all material respects with their obligations to all Employee Benefit Plans maintained by a union or a Governmental Entity and have timely paid all required contributions in all material respects in accordance with the terms of such Employee Benefit Plans and the terms of all applicable Laws and generally accepted accounting standards;

(vi) No Company Benefit Plan provides and no Company has, and with respect to any Transferred Employee or any former employee of a Company, no Business Benefit Plan has, any current or projected Liability for, provides or promises to any Transferred Employee or any former employee of any Company, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured), except as required by Section 601 et seq. of ERISA or Section 4980B of the Code or other applicable Law; and

(vii) There is no pending or, to the Knowledge of Parent, threatened material Action (other than a routine claim for benefits) with respect to any Company Benefit Plan or, with respect to any Transferred Employee, any Business Benefit Plan, which would be, individually or in the aggregate, material to the Business, and, to the Knowledge of Parent, no facts or circumstances exist that would reasonably be expected to give rise to any such Action which would be, individually or in the aggregate, material to the Business.

Section 3.18 Labor Relationships.

(a) Parent has provided to Buyer a complete and accurate anonymized list of the Business Employees (including as updated pursuant to Section 6.7(a), the “Census”) including, with respect to each such Business Employee, his or her employee number, job title (other than in respect of France, Luxembourg and Poland), employing entity, location, period of service, union affiliation (if known and in countries where such information can legally be processed), whether full-time or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), employment classification status (i.e., exempt or non-exempt, or the applicable non-U.S. equivalent), base salary or wage rate, any annual target bonus entitlement (if any), and identification.

(b) As of the date of this Agreement, all Business Employees are primarily dedicated to the Business, and there are no employees of Parent or any of its Affiliates, other than the Business Employees and the Retained Employees, who are primarily dedicated to the Business.

(c) Neither Parent nor any of its Affiliates has any outstanding or contingent material Liability as it relates to any Business Employee, any former employee of any Company or any other current or former service provider to the Business for any breach of or failure to comply with any Employment Law, any contract of employment or any Collective Bargaining Agreement. During the past three years, there has not been any Action relating to, nor to the Knowledge of Parent, any act or allegation of or relating to, sex-based discrimination, sexual harassment or sexual misconduct, nor to the Knowledge of Parent, breach of any policy of Parent or any of its Affiliates relating to the foregoing, in each case involving the Business Employees or any other current or former service provider of the Business, nor have there been any settlements relating to any such matters, nor to the Knowledge of Parent has any such Action been threatened. Parent and its Affiliates are, and have been during the past three years, in compliance with the U.S. Worker Adjustment and Retraining Notification Act and any comparable state, foreign or local law and has no Liabilities or other obligations thereunder as it relates to the Business.

(d) Except as set forth on Schedule 3.18:

(i) None of the Business Employees are represented by a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the NLRB);

(ii) None of the Business Employees are signatories to, or are otherwise subject to, a Collective Bargaining Agreement, and no Collective Bargaining Agreements are being negotiated or contemplated;

(iii) The consent or consultation of, or the rendering of advice by, any labor or trade union, works council or other employee representative body is not required for Parent to enter into this Agreement or to consummate the transactions contemplated by this Agreement;

(iv) In the last three years, the Companies have not been a party to a relevant transfer for the purposes of the Regulations or equivalent or similar applicable Laws affecting a material number of employees of the Business or other Persons engaged in the Business; and

(v) No labor dispute, walk out, strike, hand billing, picketing or work stoppage involving the Business Employees has occurred, is in progress or, to the Knowledge of Parent, has been threatened in the last three years.

Section 3.19 Certain Fees. Except as set forth on Schedule 3.19, no Company or Seller has employed any broker, finder, investment banker, or other intermediary or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.

Section 3.20 Insurance. Schedule 3.20 lists the material Insurance Policies and material fidelity bonds owned or held by or issued in favor of Parent or its Affiliates which cover the Business, the Transferred Assets or the Companies (collectively, the “Business Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) all such Business Insurance Policies are in full force and effect and are valid and enforceable, and (b) all premiums due thereunder have been timely paid. Neither the Parent nor any of its Affiliates has, within the last three (3) years, received notice of cancellation or termination of any Business Insurance Policy other than in connection with normal renewals of any such Business Insurance Policies. There is no material default with respect to any provisions in any such Business Insurance Policies. Such programs and bonds are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. To Parent’s Knowledge, there is no threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such Business Insurance Policies.

Section 3.21 Affiliate Transactions.

(a) Other than the Ancillary Agreements, Schedule 3.13 lists all Related Party Contracts.

(b) Schedule 3.21(b) contains a true and complete list, in all material respects, of all intercompany balances as of the Balance Sheet Date between Parent, any of its Affiliates (other than any Company), on the one hand, and any Company, on the other hand. Since the Balance Sheet Date, there has not been any material accrual of Liability by any Company to Parent or any of its Affiliates (other than any Company), or any material accrual of Liability by Parent or any of its Affiliates (other than any Company) to any Company, except, with respect to the period prior to the date of this Agreement, in the Ordinary Course.

Section 3.22 Anti-Corruption Laws; Sanctions; Export Control Laws.

(a) Parent, its Affiliates and each of its and their respective directors, managers, officers, employees and any other person acting on behalf of or associated with the Business, Parent or any of its Affiliates has complied in all material respects with the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), The Bribery Act of 2010 of the United Kingdom and all other anti-corruption related Laws (collectively, “Anti-Corruption Laws”).

(b) Neither Parent nor any of its Affiliates, nor any of their respective directors, managers, officers, employees or any other person acting on behalf of Parent or any of its Affiliates, acting alone or together, has (i) received, directly or indirectly, anything of value (including rebates, payments, commissions, promotional allowances or other economic benefits, regardless of their nature or type) from any person or entity (including any customer, supplier, employee or agent of any customer or supplier) for the purpose of obtaining or retaining business or to otherwise achieve an improper commercial advantage, (ii) offered, promised, given or authorized the giving of money or anything else of value, whether directly or through another person or entity, to (A) any Government Official or (B) any other person or entity with the knowledge that all or any portion of the money or thing of value will be offered or given to a Government Official, in each of cases (A) and (B) for the purpose of influencing any action or decision of the Government Official in his or her official capacity, including a decision to fail to perform his or her official duties, inducing the Government Official to use his or her influence with any Governmental Entity to affect or influence any official act, or otherwise obtaining an improper advantage; or (iii) made or will make or authorize any other person to make any payments or transfers of value which have the purpose or effect of commercial bribery, or acceptance or acquiescence in kickbacks or other unlawful or improper means of obtaining or retaining business. For purposes of (B) of the preceding sentence, a person shall be deemed to have “knowledge” with respect to conduct, circumstances or results if such person is aware of (1) the existence of or (2) a high probability of the existence of such conduct, circumstances or results.

(c) Parent and its Affiliates have maintained and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Companies and the Business and (ii) internal accounting controls sufficient to provide reasonable assurances that in all material respects all transactions and access to assets were, have been and are executed only in accordance with management’s general or specific authorization.

(d) Neither Parent nor any of its Affiliates or any of its or their respective directors, managers, officers, employees or other persons acting on their behalf is or was a Government Official or a close family member of a Government Official.

(e) Neither Parent nor any of its Affiliates or any of their respective directors, officers, employees or agents is a person or entity that is, or is owned or controlled by any persons or entities that are: (i) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (ii) located, organized or resident in a country or territory that is the subject of Sanctions (currently, Cuba, the Crimea, Donetsk, and Luhansk regions of Ukraine, Iran, North Korea and Syria).

(f) Parent and its Affiliates are and have been in compliance in all material respects with all applicable law concerning the exportation, re-exportation, importation and temporary importation of any products, technology, technical data or services (together, “Export Control Laws”) and all applicable Sanctions.

(g) For the past five years, neither Parent nor any of its Affiliates has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions, in a manner contrary to Law, with any person or entity, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

(h) For the past five years, neither Parent nor any of its Affiliates has been penalized for, threatened to be charged with, or given notice of, or under investigation with respect to, any violation of, any Anti-Corruption Laws, Sanctions, or Export Control Laws.

(i) Parent has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with Anti-Corruption Laws and applicable Export Control Laws and Sanctions.

Section 3.23 NO OTHER REPRESENTATIONS OR WARRANTIES. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE III AND IN ARTICLE IV, IN ANY ANCILLARY AGREEMENT OR ANY CERTIFICATE DELIVERED HEREUNDER OR THEREUNDER, (a) PARENT DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND (b) PARENT MAKES NO REPRESENTATION OR WARRANTY TO

BUYER WITH RESPECT TO, AND BUYER WILL NOT BE ENTITLED TO RELY ON: ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER OR ANY INFORMATION REGARDING FUTURE REVENUES, EXPENSES OR RESULTS OF OPERATIONS OF THE BUSINESS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the Schedules, Parent hereby represents and warrants to Buyer as of the date hereof, and as of the Closing Date, as follows:

Section 4.1 Authorization. Parent has the requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized by all required action on the part of Parent. This Agreement has been duly executed and delivered by Parent, and, when duly executed by all Parties and delivered by Parent, constitutes the valid and binding agreement of Parent enforceable against Parent in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 4.2 Ownership.

(a) Parent and the Sellers are the record and beneficial owners of all the Equity Interests as set forth on Schedule 4.2. Collectively, Parent and the Sellers have, and at the Closing will have, good title to such Equity Interests. Such Equity Interests will be transferred to Buyer at the Closing free and clear of any Liens, other than restrictions on transfer imposed by applicable securities Laws.

(b) Parent, directly or indirectly, has good, valid and marketable title to, or a valid and enforceable leasehold or license interest in, and the right to transfer (or cause to be transferred) in accordance with the terms of this Agreement and the transactions contemplated hereby, as the case may be, all of the Transferred Assets free and clear of all Liens (other than Permitted Liens).

Section 4.3 Consents and Approvals. Except as set forth on Schedule 4.3 and for the Antitrust Clearances, the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of and compliance with the terms and conditions hereof do not materially violate or conflict with (a) any provision of the Charter Documents of Parent, or with any resolution or authorization adopted by the governing body or equity holders of Parent, (b) any Order to which Parent is a party or by which Parent or any of its properties is bound or (c) any Law or arbitration award applicable to Parent.

Section 4.4 Litigation. There is no Action pending or, to the Knowledge of Parent, threatened against Parent, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to materially and adversely affect or restrict Parent’s ability to consummate the transactions contemplated by this Agreement.

Section 4.5 Certain Fees. The Companies will not be responsible for any broker, finder or investment banker fee or commission in connection with this Agreement or the transactions contemplated hereby based on any commitments made by or on behalf of Parent.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Parent as of the date hereof, and as of the Closing Date, as follows:

Section 5.1 Organization. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the corporate power and authority to own, lease and operate its assets and to carry on its business as now being conducted.

Section 5.2 Authorization. Buyer has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by Buyer and does, when duly executed by all Parties and delivered by Buyer, constitute the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.

Section 5.3 Consents and Approvals; No Violations. Except as set forth on Schedule 5.3 and for the Antitrust Clearances, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) conflict with or result in any breach of any provision of the Charter Documents of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, License, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law or Order applicable to Buyer, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or (ii) which become applicable as a result of any acts or omissions by, or the status of or any facts pertaining to, Parent.

Section 5.4 Litigation. There is no Action pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 5.5 Financial Capability. Buyer has, and will have available as of the Closing Date, cash on hand sufficient to fully fund all of Buyer’s obligations under this Agreement, including the payment of (a) the aggregate Closing Purchase Price and any other amounts required to be paid pursuant to this Agreement, and (b) all fees and expenses and other payment obligations required to be paid or satisfied by Buyer in connection with the transactions contemplated by this Agreement. Buyer affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Buyer obtains financing for the transactions contemplated by this Agreement.

Section 5.6 Solvency. Buyer is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Companies. Buyer is Solvent as of the date of this Agreement and, assuming the accuracy of the representations and warranties in Article III and Article IV in all material respects, Buyer and each of the Companies (on both a stand-alone and on a combined basis) will, after giving effect to all of the transactions contemplated by this Agreement, including the payment of the Final Closing Purchase Price, all other amounts required to be paid, borrowed or refinanced in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses, be Solvent at and after the Closing Date.

Section 5.7 Independent Review. Buyer has conducted its own independent review and analysis of the Business and its condition, cash flow and prospects, and acknowledges that Buyer has been provided access to the properties, premises and records of the Business for this purpose, including to certain projections, including projected statements of operating revenues and income from operations of the Business and certain business plan information. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties and that Buyer is taking full responsibility for its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Buyer is knowledgeable about the industries in which the Business operates and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. In entering into this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties contained herein, and Buyer: acknowledges that it has undertaken such due diligence (including a review of the assets, Liabilities, books, records and Contracts of the Companies) as Buyer deems adequate;

(a) acknowledges that, except as set forth in Article III and Article IV, neither Parent, the Companies, the Sellers nor any of their respective partners, officers, employees, Affiliates, agents or representatives makes, and that Buyer has not relied on, any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement;

(b) agrees, to the fullest extent permitted by Law, that neither Parent, the Companies, the Sellers nor any of their respective partners, directors, officers, employees, Affiliates, agents or representatives shall have any Liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made, to Buyer prior to the execution of this Agreement; and

(c) acknowledges that, neither Parent, the Companies, the Sellers nor any of their respective partners, officers, employees, Affiliates, agents or representatives makes, has made or shall be deemed to have made, and that Buyer has not relied on, any representation, warranty, covenant or agreement, express or implied, with respect to the Companies or the Business, other than the representations, warranties, covenants and agreements of Parent that are expressly set forth in this Agreement;

Section 5.8 Purchase for Investment.

(a) Buyer is acquiring the Equity Interests solely for investment for its own account and not with the view to, or for resale in connection with, any “distribution” (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) thereof. Buyer understands that the Equity Interests have not been registered under the Securities Act or any state or foreign securities laws by reason of specified exemptions therefrom that depend upon, among other things, the bona fide nature of its investment intent as expressed herein and as explicitly acknowledged hereby and that under such Laws and applicable regulations such securities may not be resold without registration under the Securities Act or under applicable state or foreign Law unless an applicable exemption from registration is available.

(b) Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 5.9 Certain Fees. Except as set forth on Schedule 5.9, Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any Liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees or other similar fees in connection with this Agreement or the transactions contemplated hereby.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business. Parent agrees that, during the period from the date of this Agreement to the Closing, except as otherwise expressly contemplated by this Agreement, Exhibit 1.1(a) or Exhibit 6.1 hereto, or as consented to by Buyer, Parent will cause each Company and, to the extent related to the Business, Parent will and will cause each of the Sellers to, (a)(i) conduct its business in the Ordinary Course and preserve substantially intact the present business organization of the Business and (ii) use commercially reasonable efforts to preserve in all material respects the present commercial relationships with key Persons with whom they do business, and (b) not:

(i) amend its Charter Documents;

(ii) authorize for issuance, issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver any of its equity interests or shares of its capital stock, or issue any securities convertible into, exchangeable for or representing a right to purchase or receive, or enter into any contract with respect to the issuance of, its equity interests or shares of its capital stock, in each case, including the Company Securities;

(iii) (A) split, combine or reclassify any of its equity interests or shares of its capital stock, including the Company Securities, (B) declare, set aside or pay any dividend or other distribution in respect of its capital stock or (C) redeem or otherwise acquire any of its securities; provided, that the Companies may pay cash dividends in respect of its equity interests or capital stock to the extent such dividends are declared and paid prior to the Closing Date;

(iv) except in the Ordinary Course, (A) incur any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee any debt securities of another Person or (B) make any loans, advances or capital contributions to, or investments in, any other Person other than to or in any Company;

(v) sell, lease, license, transfer, mortgage, pledge or dispose of, abandon or permit to lapse, or create or incur any Lien (other than a Permitted Lien), on any material Transferred Assets or material assets of the Companies (other than sales of inventory in the Ordinary Course);

(vi) except (A) with respect to the Retained Employees, (B) as required to affect the Pre-Closing Restructuring, (C) as required by applicable Law or this Agreement or (D) as required by any Business Benefit Plan, Contract or any applicable Collective Bargaining Agreement, in the case of this clause (D), as in effect on the date of this Agreement, (u) grant any increase in compensation or benefits to any Business Employees, other than increases in the Ordinary Course to any Business Employee with an annual base salary of less than $75,000, or the equivalent in local currency, except for increases in employee benefits pursuant to a Business Benefit Plan where such action is generally applicable to all similarly situated employees of Parent or any of its Affiliates, (v) enter into, amend, terminate or take any action to accelerate the right or benefits under any employment, bonus, severance or retirement agreement or arrangement pursuant to any Company Benefit Plan or any Business Benefit Plan for any Business Employees, except pursuant to a Business Benefit Plan where such action is generally applicable to similarly situated employees of Parent or any of its Affiliates, (w) terminate any Business Employee with an annual base salary in excess of $75,000 other than for cause or transfer any Business Employee to a position with Parent or any of its Affiliates outside the Business, (x) hire any new Business Employees, other than in the case of Ordinary Course hiring of Business Employees with an annual base salary of less than $75,000, or the equivalent in local currency, or transfer any employee of Parent or its Affiliates who is not a Business Employee into the Business; (y) enter into, amend or terminate any Collective Bargaining Agreement or (z) pay any special bonus in excess of $35,000 individually and $500,000 in the aggregate to any Business Employees; provided that Parent shall notify Buyer in writing not more than ten (10) Business Days following the date that Parent or any of its Affiliates grant any special bonus to any Business Employee and all such special bonuses shall be Transaction Expenses;

(vii) except for renewals in the Ordinary Course, cancel, amend or terminate any existing Real Property Lease or any lease with respect to the Luxembourg Sublease Premises;

(viii) make, amend or revoke any material Tax election, adopt or change any method of Tax accounting, amend any income or other material Tax Returns or file a claim for a material Tax refund, enter into any closing agreement, settle any Tax claim, audit, litigation or assessment, in each case except to the extent such action is not reasonably expected to have the effect of increasing any Liability for Taxes of the Companies, Buyer or any Affiliate of Buyer;

(ix) except for non-exclusive licenses granted in the Ordinary Course, sell, lease, license, sublicense, modify, terminate, abandon or permit to lapse, transfer or dispose of create or incur any Lien (other than a Permitted Lien) on, or otherwise fail to take any action necessary to maintain, enforce or protect any material Company Owned Intellectual Property or material Company Licensed Intellectual Property;

(x) make any material change in any method of accounting or accounting practice or policy, except as required by applicable Law or GAAP;

(xi) change any material policy or material practice regarding extensions of credit, prepayments, sales, recognition of deferred revenue, collections, receivables or payment of accounts with respect to the Business or accelerate or delay the payment or receipt of any payables or receivables outside of the Ordinary Course;

(xii) (A) except in the Ordinary Course, amend or modify in any material respect, renew or terminate any Business Contract or, enter into any new Contract that would have been a Business Contract if entered into prior to the date of this Agreement, in each case, except as renewed or extended automatically pursuant to the terms of such Business Contract or (B) grant any release or relinquish any material right under any Business Contract;

(xiii) pay, discharge, settle or compromise any pending or threatened Action that (A) requires payment to or by any Company or any of its Subsidiaries following the date hereof (exclusive of attorney’s fees) in excess of $1,000,000 in the aggregate (other than with respect to Tax matters) or (B) would impose any restrictions on the Business or the business or operations of any Company or any of its Subsidiaries;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other reorganization or file for bankruptcy with respect to any Company;

(xv) terminate, suspend, amend or modify in any material respect, any License, except in the Ordinary Course or as required by applicable Law or a Governmental Entity;

(xvi) incur any capital expenditure or any Liabilities in respect thereof payable by any Company, other than in accordance with the capital expenditure budget relating to the Business in effect on the date hereof and set forth on Exhibit 6.1;

(xvii) except for renewals in the Ordinary Course, amend, cancel or terminate (or provide notice of cancellation of) any Available Insurance Policy (unless replaced by a new policy covering the same risks on similar or more favorable terms), waive, release or assign any material rights, claims or benefits of the Business under any such policy or otherwise reduce current insurance coverage under any such policy; or

(xviii) agree in writing, or otherwise, to take any action described in this Section 6.1.

Section 6.2 Access to Information.

(a) Subject to the restrictions of any applicable Law or existing contractual obligations, between the date of this Agreement and the Closing, Parent shall (i) give Buyer, its Affiliates, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the books, records, Contracts, work papers, offices and other facilities and properties of the Business and the Companies, (ii) permit Buyer and its representatives to make such inspections thereof as Buyer and its representatives may reasonably request and (iii) cause the officers of the Business to furnish Buyer and its representatives with such financial and operations data and other information with respect to the Business as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of the applicable personnel of Parent or its Affiliates and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement and not interfere unreasonably with the operations of the Business. Notwithstanding the foregoing, Buyer and its counsel, environmental consultants, investment bankers, financial sources, lenders and other representatives will not, prior to the Closing, conduct Phase II environmental site assessments, or invasive sampling of soil, groundwater, air, any other environmental media, or building materials or equipment, at the Owned Real Property or the Leased Real Property.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Buyer or any of the Companies after the Closing, or for any other reasonable purpose, for a period of three years following the Closing, Parent shall (i) retain the books, records (including personnel files) and other information of Parent which relate to the Companies and the Business for such period in a manner reasonably consistent with the prior practices of Parent and (ii) upon reasonable advance notice, give Buyer, its Affiliates, its counsel, financial advisors, auditors and other authorized representatives, reasonable access (including the right to make, at Buyer’s expense, photocopies or electronic copies), during normal business hours, to such books, records and other information.

(c) All information furnished or provided by Parent, any Company, any Seller or any of their respective Affiliates or representatives to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.

(d) During the period from the date of this Agreement until the Closing, Parent and Buyer shall cooperate to provide Buyer with reasonable access to the Retention Employees for the purpose of engaging in discussions with Buyer regarding binding term sheets to be entered into with Buyer or one of its Affiliates prior to the Closing, subject to Parent’s prior review of a written agenda for these discussions and prior review of Buyer’s proposed binding term sheets.

Section 6.3 Consents.

(a) The Parties shall cooperate and use all reasonable best efforts to obtain all Approvals, including Licenses, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary, as promptly as practicable, to consummate the transactions contemplated by this Agreement, including making or causing to be made all notifications, filings and submissions required to obtain the Antitrust Clearances. The Parties shall use all reasonable best efforts to supply any additional information, including requests for production of documents and production of witnesses for interviews or depositions, that may be requested by any Governmental Entity for the purpose of obtaining Antitrust Clearances. In addition to the foregoing, Buyer agrees to provide evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.

(b) Parent and Buyer will make all initial filings required under the HSR Act with respect to the transactions contemplated by this Agreement within ten Business Days following the date of this Agreement and will make any other appropriate filings required to obtain the Antitrust Clearances within fifteen Business Days following the date of the Offer Letter. Each of Parent and Buyer will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other applicable Antitrust Laws. Each of Parent and Buyer will promptly provide the other with copies of all written communications between each of them, any of their respective Affiliates or any of its or their respective representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated by this Agreement. Such communications may be redacted or their distribution limited in compliance with Antitrust Laws. Without limiting the generality of the foregoing, each of Parent and Buyer will promptly notify the other of the receipt and content of any oral or written communication, inquiries or requests for additional information it receives from any Governmental Entity in connection therewith and will promptly (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or any inquiry; (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such oral or written communication, inquiry or request; (iii) permit the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Entity; and (iv) to the extent practicable and permitted by such applicable Governmental Entity, give the other Party or its counsel the opportunity to attend and participate in all meetings, substantive telephone calls or conferences with any Governmental Entity. Buyer shall pay all filing fees required to be paid under the Antitrust Laws by Buyer, Parent, any Company or any Seller.

(c) Neither Buyer nor Parent shall, and each shall cause its respective Affiliates not to, take any action that could reasonably be expected to adversely affect the approval of any Governmental Entity of any of the aforementioned filings.

(d) Notwithstanding any provision of this Agreement to the contrary, Buyer shall use all reasonable best efforts to obtain all necessary consents, approvals, Orders or waivers, and to avoid or eliminate each and every impediment under any Antitrust Laws that may be asserted by any Governmental Entity so as to enable the Parties to close the transactions contemplated by this Agreement, including (i) making amendments or modifications to this Agreement to the extent necessary, (ii) supplying promptly any additional information and documentary material that may be requested by a Governmental Entity pursuant to the HSR Act or any other Antitrust Laws and (iii) agreeing to divest, dispose of, or hold separate any asset or property of the Business; provided, however, that nothing in this Agreement shall require Buyer or any of its Affiliates to agree, commit, or consent to take any action (including entering into any consent decree) to divest, dispose of, or hold separate a material portion of the Business, taken as a whole. Nothing contained in this Section 6.3 shall require Buyer or any of its Affiliates to, and Parent and its Subsidiaries shall not, without the prior written consent of Buyer, propose, negotiate, effect or agree to, or execute any settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity or with any other Person obligating Buyer or any its Affiliates to, (A) sell, divest, license or otherwise convey or hold separate any material asset, property or business of Buyer or any of its Affiliates, (B) terminate or alter any existing material relationship, contractual right or obligation of Buyer or any of its Affiliates or (C) create any material relationship, contractual right or obligation, including any payment obligation (other than customary filing fees), of Buyer or any of its Affiliates.

(e) In connection with this Section 6.3, if any Action is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement as violative of any Antitrust Laws, the Parties will jointly (to the extent practicable) use all reasonable best efforts to (i) oppose or defend against such Action and (ii) take such action as necessary to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, including by appeal if necessary of any Order that makes illegal or prohibits the consummation of the transactions contemplated by this Agreement.

Section 6.4 Public Announcements. Except as otherwise agreed to by the other Party, neither Party shall issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated by this Agreement, except as in the reasonable judgment of a Party may be required by Law or by the rules of a national securities exchange, and in any event a Party shall use its reasonable best efforts to consult with the other Party a reasonable time in advance of such required disclosure.

Section 6.5 Tax Matters.

(a) Tax Sharing Agreements. Any Tax sharing agreement between any Company, on the one hand, and Parent (or any Affiliate of Parent other than a Company), on the other hand, shall be terminated as of the Closing Date and shall have no further effect for any Taxable year (whether the current year, a future year, or a past year). As of the Closing, no Company will have any further obligations to Parent or its Affiliates under any such Tax sharing agreement.

(b) Responsibility for Filing Combined Tax Returns. Parent shall be responsible for preparing and filing all Combined Tax Returns and paying all Taxes with respect to such Combined Tax Returns.

(c) Post-Closing Transactions. With respect to the transactions contemplated by this Agreement, Buyer shall be entitled to make an election under Section 336 or Section 338(g) of the Code or any similar provision of state or local Law for any Company that is treated as a corporation for U.S. federal income Tax purposes.

(d) Straddle Periods. For purposes of this Agreement, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the Pre-Closing Tax Period shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Tax based upon or related to income or receipts (including income Taxes and sales and use Taxes), be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date; provided, that, exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period to the extent permitted by applicable Law. Any credits or estimated Tax payments relating to a Straddle Period shall be taken into account as though the relevant Taxable period ended on the Closing Date.

(e) Certain Taxes. All Transfer Taxes incurred in connection with the transfer of the Equity Interests to Buyer shall be borne equally by Parent, on the one hand, and Buyer, on the other hand, when due; provided that, in the event any Transfer Taxes are imposed as a result of any Company being deemed a real estate company for French Tax purposes, then Parent shall bear the full amount of any costs associated therewith. Transfer Taxes incurred in connection with (i) the transfer of Excluded Assets from the Companies to Parent and its Affiliates before the Closing Date and (ii) the Pre-Closing Restructuring shall be borne by Parent. The Party responsible under applicable Law for filing the Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other Party. Buyer and Parent shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes. Buyer and Parent shall cooperate in good faith to minimize the amount of any Transfer Taxes payable in connection with the transfer of the Equity Interests to Buyer.

(f) Refunds and Tax Benefits. Any Tax refunds that are received by Buyer or any Company, and any amounts credited against Taxes to which Buyer or any Company becomes entitled (including any interest paid or credited with respect thereto), that are in respect of any Taxes (i) described in Section 2.2(b)(v) of this Agreement, and either (i) paid by or on behalf of Parent or any of its Affiliates (other than the Companies) or, prior to the Closing, any Company or (ii) reflected as a liability on the Final Closing Statement, but excluding any refund or credit to the extent it is reflected as an asset on the Final Closing Statement, shall be for the account of Parent, and Buyer shall pay over to Parent an amount equal to such refund or the amount of any credit that is for the account of Parent within 15 days after receipt or entitlement thereto. Upon Parent’s written request, Buyer shall, at Parent’s expense, cause the relevant entity to file for, and use commercially reasonable efforts to obtain the receipt of, any refund that is for the account of Parent under this Section 6.5(f).

(g) Amendments to Returns. If, during the period between the Closing and the determination of the Final Closing Purchase Price, Buyer or any of its Affiliates (including, after the Closing, the Companies) takes a Disregarded Action without the prior written consent of the Parent (such consent not to be unreasonably withheld, conditioned or delayed), such Disregarded Action and the consequences thereof shall be disregarded for purposes of determining the Final Closing Purchase Price. Each of the following actions, alone or in combination, are “Disregarded Actions”: (i) filing any amended Tax Return for any Company for a Pre-Closing Tax Period, (ii) making, changing or revoking any Tax election or changing any accounting period or method of any Company with retroactive effect to any Pre-Closing Tax Period, (iii) extending or waiving, or causing to be extended or waived, any statute of limitations or other period for the assessment of any Tax of any Company for any Pre-Closing Tax Period, or (iv) entering into (or pursuing) any voluntary disclosure agreements or similar programs with any Governmental Entity that relate to Taxes or Tax Returns of any Company for any Pre-Closing Tax Period. Buyer shall not, and shall cause its Affiliates not to, take any Disregarded Action that would reasonably be expected to result in more than a de minimis amount of Excluded Liabilities that would be payable by Parent or any of its Affiliates (including pursuant to any indemnification obligations hereunder) without the written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), it being understood that Parent shall be deemed to consent to any Disregarded Action to the extent Buyer agrees to reimburse Parent or any of its Affiliates for any such resulting Excluded Liabilities.

(h) Tax Cooperation. Buyer and Parent will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns relating to the operations of the Companies and any Action with respect to Taxes. Cooperation includes (i) the retention and (on the other Party’s request) the provision of records and information that are reasonably relevant to the filing of any Tax Returns and any Action and (ii) making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Each of Parent and Buyer agree (A) to retain all books and records of the Companies with respect to Tax matters pertinent to the Companies relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer, any extensions thereof) of the respective Taxable periods, (B) to abide by all record retention agreements entered into with any Governmental Entity, and (C) to give the other Party reasonable written notice before transferring, destroying, or discarding any books and records and, if the other Party so requests, allow such other Party to take possession of the books and records.

(i) Purchase Price Adjustment. Any amounts paid pursuant to this Section 6.5 or Section 2.10 or Section 9.19 hereof shall be treated as an adjustment to the Final Closing Purchase Price for all Tax purposes to the extent permitted by applicable Law.

(j) Intended Tax Treatment. The Parties intend (i) the transactions contemplated by this Agreement to be treated for U.S. federal income tax purposes as a purchase of the assets held by each Company and (ii) that the basis of each asset held by each Company formed in Luxembourg will, at the time of the transactions contemplated by this Agreement, be equal to its fair market value for Luxembourg tax purposes. The Parties shall, and shall cause their respective Subsidiaries to, report the transactions contemplated by this Agreement, and prepare each relevant Tax Return, in a manner consistent with the foregoing for all Tax purposes except as otherwise required by a Final Determination.

(k) PRC Capital Gains Tax.

(i) Parent shall prepare, or cause to be prepared, any PRC Tax Filings that are required to be filed with any PRC Tax Authorities within the Tax filing deadline stipulated in the relevant Tax regulations and shall take all necessary actions in respect of the reporting and filing of the PRC Tax Filings, including, where applicable, communicating, discussing and negotiating with the PRC Tax Authorities.

(ii) Parent shall deliver a draft of each PRC Tax Filing to Buyer for review and comment at least 15 days before the due date for filing thereof, together with supporting documents in reasonable detail substantiating any PRC Tax Amount. Parent shall not file any PRC Tax Filings without the prior written approval of Buyer, which approval shall not be unreasonably withheld, conditioned, or delayed.

(iii) Subject to Buyer’s approval rights described in clause (ii) above, to the extent required, Parent shall file, or cause to be filed, the PRC Tax Filings with the PRC Tax Authorities within 25 days after the date hereof and shall provide Buyer with a copy of the acknowledgment or receipt(s) evidencing such submission. If Parent fails to submit the PRC Tax Filings in accordance with the preceding sentence, Buyer shall be entitled to submit such PRC Tax Filings to the PRC Tax Authorities within 30 days after the date hereof.

(iv) Notwithstanding anything to the contrary in this Agreement, Parent shall pay any PRC Tax Amount when due. As soon as practicable after payment of any PRC Tax Amount paid by Parent, Parent shall deliver to Buyer a certified copy of the receipt(s) issued by the appropriate PRC Tax Authorities evidencing such payment.

(v) Buyer and its advisors shall be entitled to participate, at Buyer’s expense, in any meetings or telephonic or video conferences involving Parent or any of its Affiliates and the PRC Tax Authorities regarding the application (or potential application) of the PRC Capital Gains Tax to the transactions contemplated by this Agreement, and Parent shall provide Buyer notice at least ten (10) Business Days before any such meeting or conference.

(l) Other Capital Gains Tax. Notwithstanding anything to the contrary in this Agreement, Parent shall provide to Buyer such information, documents or records as are reasonably necessary for Buyer to determine any withholding obligation under any applicable Law, including, for the avoidance of doubt, French nonresident capital gains Taxes and Brazilian capital gains Tax. In furtherance of the foregoing, Parent shall provide Buyer with the amounts, if any, of Brazilian capital gains Tax that Buyer is required to withhold, along with any supporting data and underlying calculations, and Buyer shall be entitled to rely on such information.

Section 6.6 Preservation of Records; Confidentiality.

(a) Except as otherwise provided in this Agreement, Buyer agrees that it shall, and it shall cause the Companies to, (a) preserve and keep the records (including all Tax and accounting records) of the Business for a period of six years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (b) make such records available to Parent as may be reasonably required by Parent for its legal or reporting obligations. If Buyer or any Company wishes to destroy such records after the time specified above, Buyer shall first give 60 days’ prior written notice to Parent, and Parent shall have the right at its option and expense, upon prior written notice given to Buyer within that 60-day period, to take possession of the records within 90 days after the date of Parent’s notice to Buyer.

(b) Parent agrees that, for a period of three years from and after the Closing Date, Parent shall, and shall cause its Affiliates to, treat and hold as confidential (i) any books, records and other information in their possession concerning the Companies and the Business and (ii) except as permitted pursuant to Section 6.4, the terms of this Agreement (including financial terms) and the other Ancillary Agreements (collectively, the “Company Confidential Information”). In the event that Parent or any of its Affiliates is requested or required by law or legal process to disclose any Company Confidential Information, it shall, to the extent permitted by applicable Law and reasonably practicable, notify Buyer promptly of the request or requirement so that Buyer, at its expense, may seek an appropriate protective order or waive compliance with the provisions of this Section 6.6(b). If such protective order or other remedy is not obtained, nor is a waiver hereunder provided, and Parent or any of its Affiliates is required to disclose any Company Confidential Information under applicable Law, it may disclose the portions of the Company Confidential Information required to be disclosed (and only such portions); provided that it shall use its commercially reasonable efforts to assist Buyer in obtaining (at Buyer’s sole cost and expense) an order or other assurance that confidential treatment shall be accorded to such portion of the Company Confidential Information required to be disclosed. Notwithstanding the foregoing, for purposes of this Agreement, Company Confidential Information shall not include (A) information that enters the public domain (or becomes generally known within the industry), other than as a result of a disclosure by Parent or any of its Affiliates in violation of this Section 6.6(b), (B) information acquired by Parent or any of its Affiliates from sources other than those related to its prior ownership of the Companies and the Business or (C) information Parent or any of its Affiliates is requested or required by applicable Law to disclose; provided that, to the extent permitted by applicable Law and reasonably practicable, Parent complies with this Section 6.6(b).

Section 6.7 Employees; Employee Benefits.

(a) Parent will periodically between the date of this Agreement and the Closing Date, provide Buyer with an update to the Census to reflect personnel changes that are permitted by Section 6.1(vi), and Parent will include job positions for Business Employees in France, Luxembourg and Poland in accordance with applicable Law; provided that in all events the list contemplated by this Section 6.7(a) may not be updated less than 7 days prior to the Closing (other than to reflect employment terminations).

(b) On or prior to the Closing, Parent and its Affiliates shall (i) transfer the employment of each Parent Employee to a Company and (ii) transfer the employment of each employee of a Company who is not a Business Employee, including the Retained Employees, from a Company to Parent or one of its Affiliates (other than a Company). Notwithstanding anything to the contrary in this Agreement, if a Parent Employee is, as of the Closing Date, on a leave of absence and receiving short-term or long-term disability benefits, Parent or one of its Affiliates will continue to employ such Parent Employee and provide disability and other benefits until such time as such Parent Employees are ready to return to active service. The terms and conditions of employment for any Automatically Transferring Employee who becomes a Transferred Employee will be governed by applicable Law, and where applicable Law entitles an employee that would otherwise be a Transferred Employee who declines continued employment to receive severance benefits unless such continued employment satisfies certain minimum terms and conditions, following the Closing, Buyer shall, or shall cause one of its Affiliates to, satisfy such minimum terms and conditions with respect to such Automatically Transferring Employee.

(c) In the case of each Transferred Employee, whether salaried or hourly (including each such employee who, as of the Closing Date, is absent due to vacation, holiday, illness, leave of absence or short-term disability), other than any Transferred Employee whose employment is covered by a Collective Bargaining Agreement, immediately following the Closing Date, Buyer shall cause the Companies to employ and provide such Transferred Employees (i) at a location that is no more than 50 miles/km from the work location as in effect immediately prior to Closing Date, (ii) a salary or wage level and target cash incentive opportunities at least equal to the salary or wage level and target cash incentive opportunities to which such Transferred Employees were entitled immediately prior to the Closing Date and (iii) other employee benefits and perquisites that are substantially comparable in the aggregate to the value of the benefits and perquisites that such Transferred Employees were entitled to receive immediately prior to the Closing Date (including benefits pursuant to qualified retirement and savings plans, medical, dental and pharmaceutical plans and programs and the target date fair value attributable to equity incentive compensation opportunities), but excluding the value of defined benefit pension, other post-employment benefits, and deferred compensation arrangements with respect to Business Employees located in the U.S. and any retention and change in control payments or benefits). Buyer and its Affiliates agree to maintain the foregoing clauses (i) – (iii) in place for a period of one year following the Closing Date, unless any Transferred Employee is separated from employment earlier. With respect to any Transferred Employee covered under a Collective Bargaining Agreement, notwithstanding the foregoing, the Buyer shall employ such Transferred Employee on terms and conditions consistent with the applicable Collective Bargaining Agreement.

(d) Pursuant to the Pre-Closing Restructuring, Parent shall cause US Newco to assume all rights, liabilities and obligations of Parent (including, liabilities for wages, benefits, and other compensation, unfair labor practices, grievances, arbitrations, and contractual violations, but excluding the Ancram Liabilities (as defined below)) under each Collective Bargaining Agreement (including, for the avoidance of doubt, that certain Agreement, dated October 1, 2020, by and between Schweitzer-Mauduit International, Inc., Ancram Mill, and United Steel Workers International Union, on behalf of its Local No. 4-1479 (hereinafter, the “Ancram Union”, and such Collective Bargaining Agreement, the “Ancram Agreement”)). Furthermore, with respect to each Collective Bargaining Agreement, including the Ancram Agreement, Buyer agrees to, to the extent required by applicable Law: (a) recognize the union which is a party to such Collective Bargaining Agreement as the exclusive collective bargaining representative for the Transferred Employees covered under the terms of such Collective Bargaining Agreement; (b) employ all Transferred Employees covered by such Collective Bargaining Agreement with full recognition of all seniority rights; (c) negotiate with the appropriate union over the terms of any successor collective bargaining agreement upon expiration of the Collective Bargaining Agreement; and (d) assume the Collective Bargaining Agreement and honor and comply with all terms and conditions thereof. For the avoidance of doubt, Buyer shall not assume, and Parent shall retain, any rights, liabilities and obligations provided for under the Ancram Agreement or otherwise with respect to the Ancram Union in connection with any defined benefit pension plan, cash balance plan, final average pay plan or any other liabilities under any Business Benefit Plan providing benefits under the Ancram Agreement or to Ancram Union members (the “Ancram Liabilities”).

(e) Without limiting the generality of Section 6.7(a), Buyer agrees that (i) Buyer will assume, honor and be solely responsible for paying, providing or satisfying when due all vacation and Paid Time Off for Transferred Employees accrued but unused as of the Closing Date unless applicable Law requires any accrued but unused vacation and Paid Time Off as of the Closing Date be paid by Parent or an Affiliate as of the Closing on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date, provided that, prior to the Closing Date, Parent shall provide Buyer with a schedule of each Transferred Employee’s accrued but unused vacation and Paid Time Off; (ii) Buyer will use commercially reasonable efforts to cause its benefit plans applicable to the Transferred Employees to recognize all costs and expenses incurred by the Transferred Employees (and their dependents and beneficiaries) up to (and including) the Closing Date, for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such benefit plan to the same extent recognized under the applicable Business Benefit Plan, and to waive any preexisting condition, evidence of insurability, good health or actively-at-work exclusions for the Transferred Employees to the extent satisfied or waived under the applicable Business Benefit Plan; (iii) except in the case of a Transferred Employee covered under a Collective Bargaining Agreement and Automatically Transferring Employees, for the remainder of the calendar year in which the Closing occurs and until the one year anniversary of the Closing, the vacation and holiday plan offered to Transferred Employees shall be no less favorable than the applicable personnel policies applicable to such employee under the applicable Business Benefit Plan; and (iv) Buyer shall maintain for at least one year (and in any event in compliance with applicable Law), starting on the Closing Date substantially the same severance arrangements applicable to the Transferred Employees who are employed in the U.S. and are not covered under a Collective Bargaining Agreement that were in effect immediately before the Closing Date (the “Parent Severance Arrangements”). Exhibit 6.7(e) sets forth the details of the Parent Severance Arrangements applicable to the Business Employees. Applicable Collective Bargaining Agreements, and applicable Law for Automatically Transferring Employees, must be followed in all instances.

(f) With respect to each Transferred Employee, effective after the Closing Date, Buyer or its Affiliates shall recognize, for all purposes (other than benefit accrual under a defined benefit pension plan that is not a Company Benefit Plan) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates, including the Companies, for which the Transferred Employees are eligible, all previous service with Parent and its Affiliates, including the Companies, prior to the Closing Date to the extent such service was recognized under the corresponding Business Benefit Plan covering such Transferred Employees for purposes of eligibility, vesting and benefit levels, except where credit would result in duplication of benefits, and all times in accordance with applicable Law.

(g) Subject to any differing terms in the Transition Services Agreement, each Transferred Employee who is a participant in Parent’s 401(k) retirement plan or plans maintained in the U.S. (the “Parent Savings Plan”) shall cease to be an active participant under each such plan effective as of the Closing Date. Effective as of no later than the Closing Date, Buyer shall adopt or otherwise make available a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(a) of the Code (and a related trust exempt from tax under Section 501(a) of the Code) (the “Buyer US Savings Plan”) in which the Transferred Employees shall be eligible to participate, in accordance with the terms and conditions of the Buyer US Savings Plan. Buyer agrees to cause the Buyer US Savings Plan to accept the rollover of any Transferred Employee’s account balance in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Transferred Employee from the Parent Savings Plan to the Buyer US Savings Plan effective as of the Closing Date in accordance with applicable requirements of the Code and the terms and conditions of the Buyer US Savings Plan. Effective as of the Closing Date, Parent shall cause each Transferred Employee to become fully vested in his or her account balances under the Parent Savings Plan.

(h) Buyer or one of its Affiliates shall be responsible for all Liabilities related to welfare benefit claims under the Company Benefit Plans. Parent or one of its Affiliates shall be responsible for all Liabilities related to welfare benefit claims incurred under any Business Benefit Plan that is not a Company Benefit Plan.

(i) Buyer shall be responsible for providing benefits in respect of all claims for benefits in respect of workers’ compensation and any comparable Liabilities that are based upon Transferred Employees’ injuries or illnesses that arise following the Closing. Parent shall be responsible for providing benefits in respect of all claims for benefits in respect of workers’ compensation and any comparable Liabilities that are based upon any Transferred Employees’ injuries or illnesses that arise on or prior to the Closing.

(j) Parent shall, and shall cause its Affiliates to, take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify or consult with each works council, union, labor board, employee group, or Governmental Entity (with respect to labor and similar matters) of the transactions contemplated by this Agreement. Upon request by Buyer, Parent shall review with Buyer the progress of the notifications and consultations with each works council, union, labor board, employee group and such Governmental Entity regarding the effect, impact or timing of the transactions contemplated by this Agreement. Parent shall not agree to any changes to the compensation or benefits of any Business Employee as a result of any notifications or consultations pursuant to this Section 6.7(j) without Buyer’s prior written consent except where such changes are required under applicable Law, with such consent not to be unreasonably withheld or delayed.

(k) Without prejudice to the Buyer’s obligations under this Section 6.7, the Parties acknowledge and agree that the Regulations may apply to the sale and purchase of the Business in the jurisdiction in which Parent Employees are employed that is listed in Schedule 6.7, and the Parties confirm that it is their intention that the contracts of employment of the Parent Employees in such jurisdiction where the Regulations apply (including any rights, powers, duties and liabilities under or in connection with their contracts) will transfer by operation of applicable Law to Buyer or its Affiliates with effect from the Closing Date.

(l) Prior to the Closing, any employee notices or communication materials (including website postings) from Buyer or its Affiliates or Parent or its Affiliates to the Business Employees and each works council, union, labor board and employee group with respect thereto, including notices or communication material with to (i) employment, compensation or benefits matters addressed in this Agreement or (ii) related, directly or indirectly, to the transactions contemplated by this Agreement or employment thereunder, shall be subject to the prior review and comment of the other Party. Furthermore, all such communications by Buyer or its Affiliates are subject to approval by Parent, with such approval not to be unreasonably withheld.

(m) Except as specifically provided for in this Section 6.7, Buyer shall not assume any obligations under or Liabilities with respect to any Business Benefit Plan that is not a Company Benefit Plan and, following the Closing Date, Parent shall make payments and provide benefits to the Transferred Employees in respect of obligations that accrued to them on or prior to the Closing Date.

(n) With respect to the fiscal year of Parent in which the Closing Date occurs, in respect of each Transferred Employee eligible to participate under any incentive compensation plan, agreement or arrangement of Parent or any of its Affiliates, Parent shall, or shall cause its Affiliates to, provide such Transferred Employee with a pro-rated amount of any cash-based award of incentive compensation under the terms of such incentive compensation plan, agreement or arrangement, with such amounts determined in good faith by Parent or its applicable Affiliates based on the actual performance in respect of the portion of Parent’s fiscal year that is completed prior to Closing based on the performance criteria set forth in such incentive compensation plan, agreement or arrangement and payable within 60 days following the Closing Date (less applicable Tax withholding); provided, that (i) pro-rated payments due under the Short Term Incentive Plan set forth on Schedule 3.17(a) to the recipients of the Transaction Bonuses (as defined in Schedule 3.7) as set forth on Schedule 3.7 shall be determined based on target performance as of such date and (ii) in the case of each

Transferred Employee, the individual performance component of any such incentive compensation plan, agreement or arrangement shall be deemed achieved at target performance for such fiscal year. Following the Closing Date, Buyer shall cause the Transferred Employees to participate in the annual incentive programs of Buyer or its Affiliates in respect of the Business following the Closing, and to provide to each Transferred Employee a bonus opportunity consistent with the terms of this Section 6.7 for the remainder of the fiscal year of the Companies in which the Closing Date occurs.

(o) Awards with respect to shares of the common stock of Parent (“Parent Shares”) shall be treated as following:

(i) Each award of time-based restricted stock or restricted stock units granted prior to January 1, 2023 with respect to Parent Shares that is outstanding and held by a Transferred Employee immediately prior to the Closing (each, a “Time-Based Stock Award”), shall, without further action on the part of the holder thereof, vest in full upon the Closing and be settled by Parent in Parent Shares (less applicable Tax withholding) within 30 days following the Closing Date.

(ii) Each award of time-based restricted stock or restricted stock units granted on or after January 1, 2023 with respect to Parent Shares that is outstanding and held by a Transferred Employee immediately prior to the Closing (each, a “New Time-Based Stock Award”), shall, without further action on the part of the holder thereof, vest upon the Closing and be settled by Parent in Parent Shares (less applicable Tax withholding) within 30 days following the Closing Date, provided that in the case of the New Time-Based Stock Awards set forth on Schedule 6.7(o), only a pro rata portion of the Parent Shares underlying such Time-Based Stock Award shall be issued based on the number of days in the applicable vesting period from the applicable vesting commencement date through the Closing Date.

(iii) Each award of performance-based restricted stock units with respect to Parent Shares that is outstanding and held by a Transferred Employee immediately prior to the Closing (each, an “PSU Award”), shall, without further action on the part of the holder thereof, vest upon the Closing and be settled by Parent in Parent Shares (less applicable Tax withholding) within 30 days following the Closing Date as to a pro rata portion of the Seller Shares underlying such PSU Award based on the number of days in the applicable performance period from the applicable vesting commencement date through the Closing Date, with performance to be determined based on the target level.

(p) If the vesting of any Time-Based Stock Award, New Time-Based Stock Award or PSU Award by Parent following the Closing Date pursuant to Section 6.7(o)(i), (ii) and (iii) result in the imposition of social security contributions on any Company pursuant to applicable Law, the applicable Company shall timely pay such social security contributions in compliance with applicable Law and Parent shall promptly reimburse the applicable Company for any such payment.

(q) Without limiting the generality of Section 9.5, nothing in this Section 6.7, express or implied, (i) is intended to or shall confer upon any Person, other than the Parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (iii) shall create any obligation on the part of Buyer or any of its Affiliates to employ any Transferred Employee for any period following the Closing Date, except as required under applicable Law

(r) Without limiting the generality of Section 9.5, nothing in this Section 6.7, express or implied, (i) is intended to or shall confer upon any Person, other than the Parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (iii) shall create any obligation on the part of Buyer or any of its Affiliates to employ any Transferred Employee for any period following the Closing Date, except as required under applicable Law.

Section 6.8 Use of Parent Names and Trademarks. The Parties acknowledge that Parent and its Affiliates (other than the Companies) are retaining all rights with respect to the names “Mativ”, “Neenah”, “Scapa Industrial”, “Scapa Healthcare”, “Itasa”, “Tekra”, “Gessner”, “Argotec”, “Coretec”, “Conwed”, “Red Bridge”, “Neenah Coldenhove”, “Neenah Industrial Solutions”, “Delstar” or any derivation thereof (collectively, the “Parent Marks”). As soon as reasonably practicable after the Closing Date, but in any event within 180 days after the Closing Date, Buyer will, or will cause the Companies to, at Buyer’s expense, remove or cause to be removed any and all exterior signs and other identifiers located on or attached to the Companies’ property, building, vehicles, signs or premises, or any property, building, vehicles, signs or premises, in each case, that refer or pertain to or that include the Parent Marks. Additionally, as soon as reasonably practicable after the Closing Date, but in any event within 180 days after the Closing Date, Buyer will cease any and all other use of the Parent Marks, including (a) taking any and all actions necessary to initiate a change to any corporate name of a Company that includes any Parent Mark to a corporate name that does not contain any Parent Marks or any name confusingly similar to any Parent Marks and (b) removing from all of the letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind of the Companies, all references to the Parent Marks. Buyer acknowledges and agrees that it shall have no right to use any of the Parent Marks or any derivative thereof after the conclusion of the 180-day period immediately following the Closing Date.

Section 6.9 Use of Business Names and Trademarks. The Parties acknowledge that, in connection with the Pre-Closing Restructuring, the Companies are obtaining all rights with respect to the Trademarks included in the Company Owned Intellectual Property (collectively, the “Business Marks”). As soon as reasonably practicable after the Closing Date, but in any event within 180 days after the Closing Date, Parent will, or will cause its Affiliates to, at Parent’s expense, remove or cause to be removed any and all exterior signs and other identifiers located on or attached to Parent’s or any of its Affiliates’ property, building, vehicles, signs or premises, or any property, building, vehicles, signs or premises, in each case, that refer or pertain to or that include the Business

Marks (other than the SWM Marks). Additionally, as soon as reasonably practicable after the Closing Date, but in any event within 180 days after the Closing Date, Parent will cease any and all other use of the Business Marks (other than the SWM Marks), including (a) taking any and all actions necessary to initiate a change to any corporate name of any Affiliate of Parent that includes any Business Mark (other than an SWM Mark) to a corporate name that does not contain any Business Marks (other than the SWM Marks) or any name confusingly similar to any Business Marks (other than the SWM Marks) and (b) removing from all letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind of Parent or any of its Affiliates, all references to the Business Marks (other than the SWM Marks). Parent acknowledges and agrees that it shall have no right to use any of the Business Marks (other than the SWM Marks) or any derivative thereof after the conclusion of the 180 day period immediately following the Closing Date.

Section 6.10 Use of SWM Marks.

(a) As soon as reasonably practicable after the Closing Date, but in any event within twelve (12) months after the Closing Date (the “SWM Mark Transition Period”), Parent will, or will cause its Affiliates to, at Parent’s expense, remove or cause to be removed any and all exterior signs and other identifiers located on or attached to Parent’s or any of its Affiliates’ property, building, vehicles, signs or premises, or any property, building, vehicles, signs or premises, in each case, that refer or pertain to or that include the SWM Marks. Additionally, as soon as reasonably practicable after the Closing Date, but in any event within the SWM Mark Transition Period, Parent will, or will cause its Affiliates to, cease any and all other use of the SWM Marks, including (a) taking any and all actions necessary to initiate a change to any corporate name of any Affiliate of Parent that includes any SWM Mark to a corporate name that does not contain any SWM Marks or any name confusingly similar to any SWM Marks and (b) removing from all letterhead, envelopes, invoices, supplies, labels, product packaging and inserts, web site publications, promotional materials, marketing collateral, advertisements and other communications media of any kind of Parent or any of its Affiliates, all references to any SWM Marks. Parent acknowledges and agrees that it shall have no right to use any SWM Marks or any derivative thereof after the conclusion of the SWM Mark Transition Period.

(b) During the SWM Mark Transition Period, Parent shall, and shall cause its Affiliates to, use any SWM Marks included in the Excluded Assets (the “Retained SWM Marks”) solely to the extent such Retained SWM Marks were utilized, and solely in the form and manner consistent with how such Retained SWM Marks were utilized, in connection with the Retained Businesses as of immediately prior to Closing. During the SWM Mark Transition Period, Parent shall not assert, and shall cause its affiliates not to assert, any of the Retained SWM Marks against Buyer or any of its Affiliates (including the Companies).

(c) Parent shall indemnify and defend the Buyer Indemnitees against, and hold each of them harmless from, any and all Damages suffered or incurred by the Buyer Indemnitees arising out of, or based upon, or relating to (i) any infringement or other Intellectual Property violation claim relating to the use of the Retained SWM Marks by Parent or any of its Affiliates and (ii) any breach by Parent or any of its Affiliates of this Section 6.10.

(d) Immediately following the end of the SWM Mark Transition Period, Parent shall (and shall cause its Affiliates to) irrevocably assign, transfer, convey and deliver to Buyer or its designated Affiliate all of Parent’s and its Affiliates’ right, title and interest in to and under all Retained SWM Marks, in each case, free and clear of all Liens and for no additional consideration, pursuant to customary assignment, transfer and conveyance documentation to be reasonably agreed upon by the Parties (the “Retained SWM Marks Transfer Documentation”), provided that the Retained SWM Marks Transfer Documentation shall include and incorporate the provisions set forth in Section 6.10(e). In connection with the foregoing, Parent shall, and shall cause its Affiliates to, upon the reasonable request of Buyer or its applicable Affiliate, execute all other documents and take all actions as may be necessary or desirable to enable Buyer or its applicable Affiliate to prosecute, perfect, register and/or record its right, title and interest in, to and under the Retained SWM Marks, in each case without further compensation but at the expense of Buyer.

(e) The Retained SWM Marks Transfer Documentation shall provide, and Buyer hereby agrees, that, (i) Buyer shall not (and shall cause its Affiliates (including the Companies) not to), for a period of three (3) years following the Retained SWM Marks Transfer Documentation, sell any products using the Retained SWM Marks in the field of any Retained Business, (ii) Buyer shall not (and shall cause its Affiliates (including the Companies) not to), offer to sell, assign or license or sell, assign or license any of the Retained SWM Marks to any third party without Parent’s prior written consent; provided that, notwithstanding the foregoing, Buyer and its Affiliates may sell, assign or license the Retained SWM Marks without the prior written consent of Parent in connection with (A) a merger, reverse merger, consolidation, reorganization or sale of all or substantially all of the assets or securities of Buyer or any of its Affiliates or (B) the sale of any business or product line of Buyer or any of its Affiliates to which the Retained SWM Marks relate, and (iii) upon the request of Parent, for 12 months following the SWM Mark Transition Period, Buyer shall reasonably cooperate with Parent, at Parent’s expense, to enforce any infringement of the Retained SWM Marks against any third party, with customary enforcement language to be set out more fully in the Retained SWM Marks Transfer Documentation.

Section 6.11 Guarantees; Commitments; Misdirected Payments

(a) Buyer shall use all reasonable best efforts to cause itself or one of its Affiliates to be substituted in all respects for Parent and any of its Affiliates, and for Parent and its Affiliates to be released, effective as of the Closing, in respect of all obligations of Parent and any of its Affiliates under each of the guarantees, leases, indemnities, letters of credit, surety bonds, letters of comfort, commitments, understandings, Contracts and other obligations of such Persons related to the Business listed on Exhibit 6.11(a) (collectively, the “Parent Credit Support Arrangements”). For any Parent Credit Support Arrangement for which Buyer or one if its Affiliates is not substituted in all respects for Parent and its Affiliates (and for which Parent and its Affiliates are not released) effective as of the Closing, (i) Buyer shall continue to use all reasonable best efforts and shall cause the Companies to use all reasonable best efforts to effect such substitution and release after the Closing and (ii) Buyer shall indemnify Parent and its Affiliates against, and hold each of them harmless from, any and all damages incurred or suffered by Parent or any of its Affiliates related to or arising out of such Parent Credit Support Arrangement.

(b) Following the Closing, Parent and Buyer covenant and agree to promptly remit to the other Party (or Affiliate thereof) any payments received that are owed to the other Party (or Affiliate thereof). From and after the Closing, Parent shall (and shall cause its Affiliates to) forward promptly to Buyer any monies, checks or instruments received by Parent or any of its Affiliates after the Closing to the extent constituting any accounts receivable or other assets in respect of the Transferred Assets or Transferred Liabilities hereunder. From and after the Closing, Buyer shall (and shall cause its Affiliates to) forward promptly to Parent any monies, checks or instruments received by Buyer or any of its Affiliates after the Closing to the extent constituting any accounts receivable or other assets in respect of the Excluded Assets or Excluded Liability hereunder.

Section 6.12 Termination of Intercompany Arrangements. Effective at the Closing, except as set forth on Schedule 1.1(b) or Exhibit 6.12, all Parent Related Party Contracts and all intercompany accounts payable (including trade accounts payable), or other loan, Contract or advance by Parent or its Affiliates to any Company or Subsidiary shall be terminated without any party having any continuing obligation to the other. For the avoidance of doubt, understandings or Contracts entered into by Parent or any of its Affiliates, other than any Company, with a third party, shall not be terminated pursuant to this Agreement; provided, however, except to the extent expressly provided in the Ancillary Agreements or otherwise agreed to by Parent and Buyer, the Business shall no longer receive any benefits under such understandings or Contracts.

Section 6.13 Owned Real Property. For all Owned Real Properties located in the U.S. that are Transferred Assets, as part of the Pre-Closing Restructuring, Parent shall deliver prior to the Closing duly executed special warranty deeds sufficient to convey to a Company good and insurable fee simple title in and to such Owned Real Properties, subject to no Liens except for Permitted Liens, together with any and all other customary and appropriate documents required for the recording of the deeds in the applicable land records, and Parent shall use commercially reasonable efforts to deliver customary title affidavits in forms reasonably agreed to by Parent and Buyer’s title insurance company and reasonable evidence authorizing the transfer of the applicable Owned Real Property and such other reasonable documents as may be required by Buyer’s title insurance company for the issuance of the Title Policies for all such Owned Real Properties. All costs associated with the Title Policies shall be allocated in accordance with the customs of the counties and states in which the applicable Owned Real Properties are located. Parent shall cause any mortgages encumbering the Owned Real Properties to be satisfied or released of record prior to the Closing.

Section 6.14 Leased Real Property. Prior to the Closing Date (and assuming the receipt of all applicable consents listed on Schedule 3.4) as part of the Pre-Closing Restructuring, Parent shall assign or cause to be assigned to a Company all right, title and interest in the lessee’s or tenant’s interest in any Leased Real Property where a Company is not the lessee or tenant under the applicable Real Property Lease as of the date hereof.

Section 6.15 Contact with Customers, Suppliers and Other Business Relations. During the period from the date of this Agreement until the earliest of the Closing Date or the termination of this Agreement in accordance with its terms, Buyer hereby agrees that it is not authorized to and shall not (and shall not permit any of its employees, agents, representatives or Affiliates to) contact any employee (excluding executive officers), customer, supplier or other material business relation of the Business regarding the Business or the transactions contemplated by this Agreement without the prior written consent of Parent.

Section 6.16 Further Assurances.

(a) Each of the Parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement (including to vest in the applicable Company fee title to the Owned Real Property that are Transferred Assets pursuant to the Pre-Closing Restructuring and for the issuance of the Title Policies).

(b) Promptly after the date hereof and prior to the Closing, the Parties shall use their respective good faith efforts to finalize and execute the Transition Services Agreement, which shall be substantially based on the form attached hereto as Exhibit 1.1(b); provided, however, for the avoidance of doubt, in no event shall the mere failure of the Parties (despite using good faith efforts) to finalize and execute the Transition Services Agreement on or prior to the Closing be deemed a breach of Section 2.6, Section 2.7, this Section 6.16 for the purposes of Article VII or otherwise. Subject to applicable Law, the Parties shall cooperate in good faith between the date hereof and the Closing Date to effectuate the separation of the Business from the Retained Businesses. Notwithstanding the foregoing and anything to the contrary herein, the Parties acknowledge and agree that if the Transition Services Agreement (including any schedule, annex or exhibit thereto) has not yet been finalized and executed, but all of the conditions to the obligations of the Parties set forth in Article VII (other than (x) such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and (y) such conditions that have not been satisfied solely as a result of the Transition Services Agreement (including any schedule, annex or exhibit thereto) not yet having been finalized and executed) have been satisfied or, to the extent permitted by applicable Law, waived, then:

(i) the Parties shall execute and deliver the Transition Services Agreement in the form attached as Exhibit 1.1(b) on the Closing Date;

(ii) such conditions that have not been satisfied solely as a result of the Transition Services Agreement (including any schedule, annex or exhibit thereto) not yet having been finalized shall be deemed satisfied and the Parties shall thereafter proceed with the Closing in accordance with Section 2.5;

(iii) the Parties shall work together in good faith to continue to negotiate and finalize an amended and restated version of the Transition Services Agreement (including any schedule, annex or exhibit thereto) as promptly as practicable following the Closing; and

(iv) until the execution and delivery of such amended and restated Transition Services Agreement (including any schedule, annex or exhibit thereto), notwithstanding anything to the contrary in the Transition Services Agreement that is attached as Exhibit 1.1(b), Parent and its Affiliates shall provide (or cause to be provided) to Buyer and its Affiliates (with respect to the Business) any and all services that were provided by or on behalf of Parent or any of its Affiliates (other than the Companies) to the Business as of immediately prior to the Closing Date (including, for the avoidance of doubt, the Corporate Shared Services, but excluding any services that are not customarily provided as transition services or that cannot be provided without violating applicable Law) for a period of twelve (12) months following the Closing Date and on the terms and conditions of the Transition Services Agreement that is attached as Exhibit 1.1(b), provided that, unless otherwise mutually agreed in the amended and restated Transition Services Agreement, following the first six (6) months after Closing, for any transition services that are continuing to be provided pursuant to this clause (iv), the fees that Buyer shall be required to pay for such transition services shall be increased by 25%. Upon the execution and delivery of such amended and restated Transition Services Agreement, such amendment and restated Transition Services Agreement shall supersede the arrangement that is set forth in this Section 6.16(b)(iv) and the Transition Services Agreement that is attached as Exhibit 1.1(b) in all respects.

(c) Promptly after the date hereof and prior to the Closing, the Parties shall use their respective good faith efforts to negotiate and execute each of the Supply Agreement and the Sales Agency Agreement; provided, however, for the avoidance of doubt, in no event shall the mere failure of the Parties (despite using good faith efforts) to finalize and execute either the Supply Agreement or the Sales Agency Agreement on or prior to the Closing be deemed a breach of Section 2.6, Section 2.7, this Section 6.16 for the purposes of Article VII or otherwise. Notwithstanding the foregoing and anything to the contrary herein, the Parties acknowledge and agree that if the Supply Agreement and/or the Sales Agency Agreement (including, in each case, any schedule, annex or exhibit thereto) have not yet been finalized and executed, but all of the conditions to the obligations of the Parties set forth in Article VII (other than (x) such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date and (y) such conditions that have not been satisfied solely as a result of the Supply Agreement and/or the Sales Agency Agreement (including, in each case, any schedule, annex or exhibit thereto) not yet having been finalized and executed) have been satisfied or, to the extent permitted by applicable Law, waived, then:

(i) such conditions that have not been satisfied solely as a result of the Supply Agreement and/or the Sales Agency Agreement (including, in each case, any schedule, annex or exhibit thereto) not yet having been finalized shall be deemed satisfied and the Parties shall thereafter proceed with the Closing in accordance with Section 2.5;

(ii) the Parties shall work together in good faith to continue to negotiate and finalize the Supply Agreement and the Sales Agency Agreement (including, in each case, any schedule, annex or exhibit thereto) as promptly as practicable following the Closing;

(iii) until the execution and delivery of the Sales Agency Agreement (including, any schedule, annex or exhibit thereto), neither Party (nor any of their respective Affiliates) shall have any obligations with respect to the subject matter contemplated by the Sales Agency Agreement; and

(iv) until the execution and delivery of the Supply Agreement (including any schedule, annex or exhibit thereto), the Companies shall supply products that would otherwise be the subject of the Supply Agreement to Parent or its applicable Affiliates (other than the Companies) on a value-neutral basis with prices reflected on a pricing sheet to be mutually agreed upon by the Parties, consistent with the products provided by the Business to Parent and its Affiliates (other than the Companies) as of immediately prior to the Closing Date, for a period of six (6) months following the Closing, on the terms and conditions as such products were supplied by or on behalf of the Business to the Retained Businesses as of immediately prior to the Closing Date. For the six (6)-month term provided herein, Buyer shall use commercially reasonable efforts to operate the applicable Company (as it relates to the manufacture and supply of products subject to the Supply Agreement) in a manner consistent with past practices. Upon the execution and delivery of the Supply Agreement, such Supply Agreement shall supersede the arrangement that is set forth in this Section 6.16(c)(iv) in all respects.

Section 6.17 Mutual Release.

(a) Effective as of the Closing, Buyer, on behalf of itself and each of its Subsidiaries (including the Companies), and each of its and their past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Parent and its Affiliates, and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Parent Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which Buyer Releasing Parties may have against each of the Parent Released Parties, now or in the future, in each case in respect of any cause or matter relating to any Company or any actions taken or failed to be taken by any of the Parent Released Parties in any capacity related to any Company occurring or arising on or prior to the Closing Date. Notwithstanding the foregoing, nothing herein shall limit Buyer’s rights under this Agreement or any of the Ancillary Agreements, including the right to specific performance pursuant to and in accordance with Section 9.12 or limit any claim with respect to fraud.

(b) Effective as of the Closing, the Parent, on behalf of itself and each of its Subsidiaries (excluding the Companies), and each of its and their past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Parent Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Buyer and its Affiliates, and each of their respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Buyer Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort, contribution or otherwise) which the Parent Releasing Parties may have against each of Buyer Released Parties, now or in the future, in each case in respect of any cause or matter relating to any Company occurring or arising on or prior to the Closing Date. Notwithstanding the foregoing, nothing herein shall limit Parent’s rights under this Agreement or any of the Ancillary Agreements, including the right to specific performance pursuant to and in accordance with Section 9.12, or limit any claim with respect to fraud.

Section 6.18 Insurance.

(a) From and after the Closing Date, the Companies shall cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any Insurance Policies other than (i) any Insurance Policy issued exclusively in the name and for the benefit of the Companies; (ii) with respect to any matters covered by an Insurance Policy that are properly reported to the relevant insurer(s) prior to the Closing Date; or (iii) for claims brought within the 18-month period concluding on the 18-month anniversary of the Closing Date, solely under the Available Insurance Policies, for any claim, occurrence or loss that occurred or existed prior to the Closing Date, in each case under clauses (i) through (iii) above subject to the terms and conditions of the relevant Insurance Policies and this Agreement, except to the extent otherwise mandated by Law. “Available Insurance Policies” means Insurance Policies listed on Schedule 6.18(a), subject to the terms of this Section 6.18(a). The Companies shall procure all contractual and statutorily obligated insurance at the Closing.

(b) The rights of the Companies under subparagraphs (a)(ii) and (iii) above are subject to and conditioned upon the following:

(i) the Companies shall be solely responsible for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims. The Companies shall not, without the written consent of Parent or one or more of its Affiliates, amend, modify or waive any rights of Parent, one or more of its Affiliates, or other insureds under any such Insurance Policies. The Companies shall exclusively bear and be liable (and Parent and its Affiliates shall have no obligation to repay or reimburse the Companies) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims (including any deductible, self-insured retention and similar concepts); and

(ii) with respect to coverage claims or requests for benefits asserted by the Companies under the Available Insurance Policies, Parent and its Affiliates shall have the right but not the duty to monitor or associate with such claims. The Companies shall be liable for any fees, costs or expenses incurred by Parent and its Affiliates directly or indirectly through the insurers or reinsurers of the Available Insurance Policies relating to any unsuccessful coverage claims. The Companies shall not assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies.

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Parent or its Affiliates to insurance coverage for any matter, whether relating to the Companies or otherwise, and (ii) Parent and its Affiliates shall retain the exclusive right to control the Available Insurance Policies and all of its other Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Policies and to amend, modify or waive any rights under any such Insurance Policies, notwithstanding whether any such Insurance Policies apply to any Liabilities as to which the Companies have made, or could in the future make, a claim for coverage; provided, that the Companies shall cooperate with Parent and its Affiliates with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Parent and its Affiliates to manage and conduct its insurance matters as Parent or its Affiliates deem appropriate.

(d) No payments due under this Section 6.18 shall affect, be affected by, or be subject to set-off against any adjustment to the Final Closing Purchase Price. Whenever this Section 6.18 requires the Companies to take any action after the Closing, such requirement shall be deemed to constitute an undertaking on the part of Buyer to take such action or to cause the Companies to take such action.

Section 6.19 Further Action Regarding Assets.

(a) If, after the Closing Date, Parent or its Affiliates or Buyer (after prompt notice to Parent) identifies any asset that is owned, held or used primarily in the Business and that is not an Excluded Asset and was not previously transferred pursuant to the Pre-Closing Restructuring, then Parent shall (or shall cause its Affiliates to) transfer such asset to Buyer pursuant to the terms hereof for no additional consideration. Until such time that Parent or any of its Affiliates transfers such asset to Buyer, Parent, on behalf of itself and its Affiliates, hereby grants to Buyer and its Subsidiaries (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such asset for Buyer’s benefit and account and (ii) a covenant not to sue with respect to the foregoing activities, in each case under (i) and (ii), effective as of the Closing Date.

(b) If, after the Closing Date, Buyer or its Affiliates or Parent identifies any asset that is an Excluded Asset and was not previously transferred by a Company to Parent or its applicable Affiliate (not including the Companies), then Buyer shall (or shall cause its Affiliates to) transfer such asset to Parent pursuant to the terms hereof for no additional consideration. Until such time that Buyer or any of its Affiliates transfers such asset to

Parent, Buyer, on behalf of itself and its Affiliates, hereby grants to Parent and its Subsidiaries (i) a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sub-licensable and transferable right and license (or sub-license, as the case may be) to fully use, practice and otherwise exploit such asset and (ii) a covenant not to sue with respect to the foregoing activities, in each case under (i) and (ii), effective as of the Closing Date.

Section 6.20 Local Transfer Agreements.

(a) The Parties do not intend this Agreement to transfer title to or to constitute the assumption of any Equity Interests in any jurisdiction in which such transfer or assumption is required by applicable Law to be made pursuant to a Local Transfer Agreement, and any such transferred Equity Interests, as applicable, shall only be transferred or assumed by the applicable Local Transfer Agreement (which transfers and assumptions shall, except as otherwise expressly set forth herein, be on an “as-is,” “where-is” basis, without representation or warranty of any kind or nature).

(b) Notwithstanding the generality of Section 6.20(a), to the extent that the provisions of a Local Transfer Agreement are inconsistent with, or (except to the extent they implement a transfer in accordance with this Agreement) additional to, the provisions of this Agreement (or do not fully give effect to the provisions of this Agreement with respect to the transfer of the Equity Interests): (i) the provisions of this Agreement shall prevail; and (ii) so far as permissible under applicable Law of the relevant jurisdiction, the Sellers and Buyer shall cause the provisions of the relevant Local Transfer Agreement to be adjusted, to the extent necessary to give effect to the provisions of this Agreement.

(c) Each Party shall not, and shall cause its respective Affiliates not to, bring any Action (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated by this Agreement) against the other Party or any of its Affiliates in respect of or based upon any of the Local Transfer Agreements, except to the extent necessary to enforce any transfer of the Equity Interests sold or assigned to Buyer hereunder in a manner consistent with the terms of this Agreement. All such Actions (except as referred to in the preceding sentence) shall be brought in accordance with, and be subject to the provisions, rights and limitations set out in, this Agreement, and no Party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity under or pursuant to any of the Local Transfer Agreements (but without prejudice to the establishment of the existence of the claim hereunder). To the extent that a Party does bring such a claim (except as referred to above), that Party shall indemnify the other Party (or that other Party’s relevant Affiliates) against all Losses which it or they may suffer through or arising from the bringing of such claim against it or them.

Section 6.21 Non-Solicit; Non-Compete; Non-Disparagement.

(a) During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, Parent shall not, and shall cause its Affiliates not to, solicit for employment any Transferred Employee who is in a director or more senior role; provided that the non-solicitation provisions of this Section 6.21 shall not prohibit Parent or any of its Affiliates from (a) conducting a general solicitation, advertisement or search firm engagement that, in each case, is not specifically directed at any such individual or individuals, (b) soliciting for employment any individuals who have not been employed or engaged by the Companies or the Business for a period of six months prior to the date such individuals were first solicited for employment, or (c) soliciting for employment any individuals whose employment or engagement with the Companies or the Business is terminated by the Companies or the Business after the Closing and, in each case, hiring as a result of such permitted solicitation.

(b) During the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, Parent shall not, and shall cause its Affiliates (including Persons that become Affiliates of Parent after the date hereof) not to, directly or indirectly, engage in or own any interest, manage, control, participate (whether as an owner, operator, manager, consultant, officer, director, employee, investor, agent, representative or otherwise) in any business that competes with the Restricted Business.

(c) Notwithstanding anything to the contrary herein, neither Parent nor its Affiliates will be prohibited from:

(i) acquiring any Person or any interest in any Person that engages in the Restricted Business; provided, that if the Restricted Business accounts for more than 15% of the revenues of such Person (based on the latest relevant annual audited financial statements), Parent will, or, if applicable, will cause its Affiliates and Subsidiaries to, use commercially reasonable efforts to (A) limit such Restricted Business or (B) divest a portion of the assets that constitute such Restricted Business, in each case, within one year after the consummation of such acquisition and solely to the extent required to comply with the revenue thresholds set forth in this Section 6.21(c);

(ii) passively owning, directly or indirectly, any equity interests of any Person having a class of equity securities actively traded on a national securities exchange, so long as such ownership interest represents not more than 5% of such corporation’s fully-diluted shares; or

(iii) performing their obligations or exercising their rights under this Agreement or the Ancillary Agreements.

(d) During the period commenting on the Closing Date and ending on the third anniversary of the Closing Date, Parent shall direct its directors and officers not to, in any communication with the press or other public media or with any Person having a business relationship with Buyer or any of its Affiliates, criticize, ridicule or make any negative statement which disparages or is derogatory of Buyer or any of its affiliates or any of its or their members, partners, shareholders, officers, employees, directors or agents, and shall direct its directors and officers not to induce or encourage others to disparage or make any such negative statements. For purposes of this Agreement, the term “disparage” includes any comment or statement (either written or verbal) which would adversely affect in any manner (i) the conduct of Buyer’s business or (ii) the reputation or relationships of Buyer and/or any of its affiliates, members, partners, shareholders, officers, employees, directors, agents, successors or assigns.

Section 6.22 Pre-Closing Restructuring.

(a) Prior to the Closing, Parent shall, and shall cause its Affiliates to, complete the Pre-Closing Restructuring in accordance with the steps plan set forth on Exhibit 1.1(a). Parent shall keep Buyer reasonably informed in respect of the actions of the Pre-Closing Restructuring. Each agreement, arrangement, instrument and document to give effect to the Pre-Closing Restructuring, including the IP Assignment Agreements (each, a “Restructuring Agreement”) to be executed by Parent or any of its Affiliates shall be in form and substance reasonably acceptable to the Buyer (with the Buyer’s consent not to be unreasonably withheld, conditioned or delayed), and prior to executing (or permitting any of its Subsidiaries to execute) any Restructuring Agreement, Parent shall provide the Buyer with a reasonable opportunity to review and comment thereon. In addition, Parent shall, and shall cause its Affiliates to, provide to the Buyer for its prior review copies of all filings, submissions and correspondence relating to any filings or any consents, approvals or agreements of any Governmental Entities or other Persons that are or may become necessary, appropriate or desirable to be made or obtained, as applicable, in connection with consummating the Pre-Closing Restructuring. Parent shall consider in good faith all reasonable comments of the Buyer on such filings, submissions and correspondence. All costs, fees and expenses incurred as a result of or in connection with (or that would be incurred as a result of or in connection with) the Pre-Closing Restructuring (including all Taxes incurred in connection therewith) shall be borne solely by Parent (and which, for the avoidance of doubt, shall be Excluded Liabilities).

(b) In the event that, before the Closing, either Party submits a written request to the other Party to amend or modify the Pre-Closing Restructuring Steps set forth in Exhibit 1.1(a), the other Party shall reasonably cooperate with such Party and consider in good faith such amendment or modification, but such other Party shall determine in its sole discretion exercised in good faith whether to agree to such amendment or modification.

Section 6.23 Exclusivity. Parent shall not, and shall cause the Companies and their respective Affiliates not to, directly or indirectly through their directors, officers, employees or advisers: (a) pursue, initiate, or solicit any Alternative Proposal; (b) provide or consent to provide any information with respect to the Covered Business to any person (other than Buyer and its representatives) with a view to an Alternative Proposal; (c) solicit or encourage offers or expressions of interest or otherwise cooperate in any way with a view to an Alternative Proposal; or (d) enter into any agreement with respect to any Alternative Proposal; it being specified, for the sake of clarity, that Sellers, their Affiliates and their representatives, directors, managers, employees or advisers shall not be considered as third parties for the purposes hereof. For purposes of this Section 6.23, “Alternative Proposal” means any inquiry, proposal or offer, other than a proposal or offer by Buyer or any of its Affiliates or any actions in connection with the Pre-Closing Restructuring, for an acquisition, merger, spin-off, contribution, business combination or any similar transaction involving all or a material portion of the assets of the Covered Business (other than sales of inventory in the Ordinary Course or other dispositions of assets that would otherwise be permitted under the terms of this Agreement).

Section 6.24 Revised Structure. Following the date of this Agreement, Buyer and its representatives will conduct due diligence for the purpose of evaluating a potential change in the structure of the acquisition of the French portion of the Business. The potential change in the structure is referred to as the “French Holdco Structure” and would involve the Buyer (or one of its Affiliates) acquiring Schweitzer-Mauduit Holding S.A.S. (“SWM Holdings”) and the following Subsidiaries of SWM Holdings: Papeterie de Saint-Girons, LTR Industries S.A.S., SWM Services S.A.S., PDM Industries S.A.S., PDM Philippines Industries, Inc., Papeteries de Malaucene S.A.S., Malaucene Industries S.N.C. (but would not include Groupe Scapa France S.A.S., which will be removed as a Subsidiary of SWM Holdings prior to the Closing in connection with the Pre-Closing Restructuring). Buyer agrees to implement the French Holdco Structure, except that Buyer, in its sole discretion, can elect to retain the existing structure (as reflected in this Agreement) if, in the course of its diligence, matters are discovered that, regardless of whether such matters are indemnifiable by Parent, (i) would have been a breach of the representations and warranties contained in Section 3.11 (Litigation), Section 3.12 (Compliance with Applicable Law), Section 3.18 (Labor Relationships) and Section 3.22 (Anti-Corruption Laws; Sanctions; Export Control Laws) if the French Holdco Structure had been in effect as of the date of this Agreement, (ii) would reasonably be expected to impact the governmental relationships, including in respect of permits, licenses and registrations, of Buyer’s existing businesses or the Business, (iii) would reasonably be expected to result in potential liability of more than $3,000,000, or (iv) would reasonably be expected to result in an incremental increase in costs related to, or otherwise create an impediment for, Buyer’s financing and capital structure plans for the Business post-Closing. Buyer will promptly provide notice to Parent upon learning of any of the matters described in the foregoing clauses (i)-(iv). Parent will reimburse Buyer for up to $100,000 of reasonable expenses in connection with the due diligence exercise described in this Section 6.24. As a condition to the implementation of the French Holdco Structure, Parent agrees to modify this Agreement, including Section 9.19 (Indemnification), to provide that Parent will indemnify (on a dollar for dollar basis and without any cap) the Buyer Indemnitees for any Liability resulting from, arising out of or relating to any of the matters set forth on Schedule 6.24.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:

(a) Injunction. No Governmental Entity shall have enacted, issued, promulgated or entered any Law or Order (whether temporary, preliminary or permanent) that is then in effect that enjoins, restrains, makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement; and

(b) Consents. All consents, authorizations, waivers or approvals of any Governmental Entity as may be required to be obtained in connection with the execution, delivery or performance of this Agreement, the failure to obtain of which would prevent the consummation of the transaction contemplated hereby, shall have been obtained, including the receipt of all Antitrust Clearances.

Section 7.2 Conditions to Obligations of Parent. The obligations of Parent to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained in ARTICLE V herein shall be true and correct as of the date of this Agreement and as of the Closing as if made at and as of such time (other than representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyer’s ability to consummate the transactions contemplated hereby;

(b) Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and

(c) Buyer Officer’s Certificate. An authorized officer of Buyer shall have executed and delivered to Parent a certificate as to compliance with the conditions set forth in Section 7.2(a) and Section 7.2(b).

Parent may not rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by Parent’s breach of, or failure to comply with, any provision of this Agreement.

Section 7.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by it) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The Fundamental Representations (other than the representations and warranties contained in Section 3.2 (Capitalization) and Section 4.2 (Ownership)), shall be true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all material respects as of such earlier date); (ii) the representations and warranties contained in Section 3.2 (Capitalization) and Section 4.2 (Ownership) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date (except for representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct in all but de minimis respects as of such earlier date); (iii) the representations and warranties contained in Article III and Article IV (other than the Fundamental Representations and the representation and warranty contained in Section 3.7(a)) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as if made at and as of the Closing (except for representations and warranties that speak as of a specific date prior to the Closing Date which only need be true and correct as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect; and (iv) the representation and warranty contained in Section 3.7(a) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date;

(b) Performance of Obligations. Parent shall have performed in all material respects its obligations under this Agreement required to be performed by Parent at or prior to the Closing pursuant to the terms hereof;

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, state of affairs, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d) Parent Officer’s Certificate. An authorized officer of Parent shall have executed and delivered to Buyer a certificate as to Parent’s compliance with the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c).

(e) Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been completed.

(f) Licenses. The issuance, reissuance or transfer of all Licenses set forth on Schedule 7.3(f) shall have been completed.

Buyer may not rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Buyer’s breach of, or failure to comply with, any provision of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time at or prior to the Closing:

(a) by mutual written agreement of Buyer and Parent;

(b) by written notice from Buyer to Parent if any of the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied at the Closing, except that if such breach is curable by Parent, then, for a period of up to 15 days after receipt by Parent of written notice from Buyer of such breach such termination shall not be effective and the Outside Date shall be automatically extended until the fifth (5th) Business Day following the end of such 15 day period (if the Outside Date would otherwise occur on or prior to such date), and such termination shall become effective only if such breach is not cured within such 15 day period; provided, that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied;

(c) by written notice from Parent to Buyer if any of the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied at the Closing, except that if such breach is curable by Buyer, then, for a period of up to 15 days after receipt by Buyer of written notice from Parent of such breach such termination shall not be effective and the Outside Date shall be automatically extended until the fifth (5th) Business Day following the end of such 15 day period (if the Outside Date would otherwise occur on or prior to such date), and such termination shall become effective only if such breach is not cured within such 15 day period; provided, that Parent is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied;

(d) by written notice by either Buyer or Parent to the other Party if the Closing has not occurred on or prior to April 1, 2024 (as such date may be extended pursuant to this Section 8.1(d), the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any Party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to have occurred by such time; provided, further, that, if the conditions set forth in Section 7.1(a) or Section 7.1(b) have not been satisfied or waived on or prior to such date, but all other conditions set forth in ARTICLE VII have been satisfied or waived (other than those conditions that by their nature are to be fulfilled at the Closing), then the Outside date may be extended for an additional four-month period by Parent or Buyer by delivery of written notice to the other Party prior to the termination of this Agreement (and following any such extension, the term “Outside Date” shall mean the later date to which the prior Outside Date has been extended); or

(e) by written notice from Parent to Buyer if there is any final and non-appealable Order issued after the date hereof by any court of competent jurisdiction enjoining, prohibiting or rendering illegal the consummation of the Closing.

Section 8.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to Section 8.1, written notice thereof shall forthwith be given by the Party so terminating to the other Parties, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 8.1:

(a) each Party shall redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated by this Agreement, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed, and all confidential information received by any Party with respect to the other Parties shall be treated in accordance with the Confidentiality Agreement and Section 6.2(b);

(b) all filings, applications and other submissions made pursuant hereto shall, at the option of either Party, and to the extent practicable, be withdrawn from the agency or other Person to which made;

(c) notwithstanding any provision in this Agreement to the contrary, there shall be no Liability hereunder on the part of any of Parent, Buyer or any of their respective directors, officers, employees, Affiliates, agents or representatives, except that (i) if the basis of termination is a breach by Parent or Buyer, as the case may be, of one or more of the provisions of this Agreement, then the breaching Party shall be liable to the non-breaching Party, and (ii) the obligations provided for in this Section 8.2 and Section 6.2(b) (Access to Information) Section 6.4 (Public Announcements), Section 9.1 (Fees and Expenses), Section 9.2 (Notices), Section 9.3 (Severability), Section 9.8 (Consent to Arbitration), Section 9.9 (Waiver of Jury Trial) and Section 9.10 (Governing Law) hereof and in the Confidentiality Agreement shall survive any such termination; and

(d) notwithstanding anything set forth in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement will survive the termination of this Agreement for a period of two years following the date of such termination and the term of the Confidentiality Agreement will be automatically amended to be extended for such additional two year period.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Fees and Expenses. Except as expressly provided herein, (a) Buyer shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel, and (b) Parent shall pay the fees, costs and expenses incurred by Parent and its Affiliates and, to the extent incurred prior to the Closing, the Companies in connection herewith and the transactions contemplated by this Agreement, including the fees, costs and expenses of Parent’s and, to the extent incurred prior to the Closing, the Companies’ financial advisors, accountants and counsel.

Section 9.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; (c) overnight mail; or (d) email transmission. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder): If to Buyer, to:

Evergreen Hill Enterprise Pte. Ltd.

400 Orchard Road

#22-07 Orchard Towers

Singapore 238875

Attention: Augustinus Omar Rahmanadi

Email: omar.rahmanadi@bmjpaperpack.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: James P. Dougherty

Email: james.dougherty@davispolk.com

If to Parent, to:

Mativ Holdings, Inc.

100 Kimball Place, Suite 600

Alpharetta, Georgia 30009

Attention: Ricardo Nunez

Email: ricardo.nunez@mativ.com

with a copy (which shall not constitute notice) to:

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

Attention: Rahul Patel; Michelle Stewart

Email: rpatel@kslaw.com

 mstewart@kslaw.com

All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, (ii) actual delivery thereof to the appropriate address or (iii) refusal of the addressee to accept delivery thereof.

Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of Law, by any Party without the prior written consent of the other Parties; provided, however, that Buyer may, without the consent of Parent, assign the right to acquire all or part of the Equity Interests to one or more Affiliates of Buyer; provided, further, that no such assignment pursuant to the foregoing proviso shall relieve Buyer of any of its obligations under this Agreement; and provided, further, that Buyer shall assign to a non-U.S. Affiliate of Buyer that is treated as a corporation or partnership for U.S. Tax purposes the right to acquire, and such entity shall acquire, all of the Equity Interests of any Company domiciled in Luxembourg.

Section 9.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of Parent, and its successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of Parent, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, Liability, reimbursement, Action or other right, except as provided in Section 9.11.

Section 9.6 Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

Section 9.7 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Ancillary Agreements and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

Section 9.8 Consent to Arbitration.

(a) Any claim or controversy arising out of or relating to this Agreement, or the breach thereof, shall be submitted to and determined by arbitration administered by the International Centre for Dispute Resolution in accordance with its International Arbitration Rules, except as specifically modified in this Agreement. The number of arbitrators shall be three (3). Each Party shall select one arbitrator of its choice within 30 days of submission of the notice of arbitration. The Party-appointed arbitrators shall in turn appoint a presiding arbitrator of the tribunal within 30 days after their appointment. The place of arbitration shall be Wilmington, Delaware, USA. The language of the arbitration shall be English.

(b) The decision of the arbitrator shall be reduced to writing, and shall be final and binding on the Parties, without right of appeal. The arbitrator shall decide the arbitration according to the governing law chosen by the Parties, which is set forth in Section 9.8(a) hereof. The award rendered under any arbitration pursuant to Section 9.8(b) hereof shall be in writing and shall set forth in reasonable detail the facts of the dispute and the reasons for the decision of the arbitrator.

(c) The award of the arbitrator shall take the form of an order to pay money damages in U.S. Dollars, or an order to perform, or refrain from an act, or any combination of such orders.

(d) The Parties undertake to implement the arbitration award. The award or determination may be entered in any court having jurisdiction over the person or the assets of the Party owing the award, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be. Any costs or fees incident to enforcing the award shall to the maximum extent permitted by law be charged against the Party resisting such enforcement.

(e) The Parties hereby agree that neither Party shall have any right to commence or maintain any suit nor legal proceeding concerning a dispute hereunder until the dispute has been determined in accordance with the arbitration procedure provided for herein and then only to enforce or facilitate the execution of the award rendered in such arbitration.

Section 9.9 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH ANY MATTER WHICH IS THE SUBJECT OF THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

Section 9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.

Section 9.11 Waiver of Conflicts; Privilege.

(a) Each of the Parties acknowledges and agrees that K&S has acted as counsel to each of the Companies and Parent in connection with the negotiation of this Agreement and consummation of the transactions contemplated by this Agreement. Buyer hereby consents and agrees to, and agrees to cause the Companies to consent and agree to, K&S representing Parent and any of its Affiliates (collectively, the “Parent Parties”) after the Closing, including with respect to disputes in which the interests of the Parent Parties may be directly adverse to Buyer and its Subsidiaries (including the Companies), and even though K&S may have represented the Business in a matter substantially related to any such dispute, or may be handling ongoing matters for the Business.

Buyer further consents and agrees to, and agrees to cause the Companies to consent and agree to, the communication by K&S to the Parent Parties in connection with any such representation of any fact known to K&S arising by reason of K&S’s prior representation of the Companies. In connection with the foregoing, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause the Companies to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) K&S’s prior representation of the Companies or the Business and (ii) K&S’s representation of the Parent Parties prior to and after the Closing. Buyer represents that Buyer’s attorney has explained and helped Buyer evaluate the implications and risks of waiving the right to assert a future conflict against K&S, and Buyer’s consent with respect to this waiver is fully informed.

(b) Buyer further agrees, on behalf of itself and, after the Closing, on behalf of the Companies, that all communications subject to any attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Parent Parties, in any form or format whatsoever between or among K&S, on one hand, and the Companies, the Business or any of their respective directors, officers, employees or other representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Privileged Deal Communications”) shall be deemed to be retained and owned collectively by the Parent Parties, shall be controlled by Parent on behalf of the Parent Parties and shall not pass to or be claimed by Buyer or any Company.

(c) Notwithstanding the foregoing, if a dispute arises between Buyer or a Company, on the one hand, and a third party other than Parent, on the other hand, Buyer or such Company may assert the attorney-client privilege, attorney work-product protection or other similar protection for the benefit of the Parent Parties to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Buyer nor any Company may waive such privilege without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. If Buyer or a Company is legally required by any Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications following the Closing, Buyer shall as soon as reasonably practicable notify Parent in writing (including by making specific reference to this Section 9.11) so that Parent can seek a protective order and Buyer agrees to use commercially reasonable efforts, at the Parent Parties’ expense, to assist therewith.

(d) To the extent that files or other materials maintained by K&S that contain Privileged Deal Communications constitute property of its clients, only the Parent Parties shall hold such property rights and K&S shall have no duty to reveal or disclose any Privileged Deal Communications contained in such files or other materials or any other Privileged Deal Communications by reason of any attorney-client relationship between K&S, on the one hand, and the Companies, on the other hand.

(e) Buyer agrees that it will not, and that it will cause the Companies not to, use any Privileged Deal Communications against the Parent Parties in connection with any dispute between Parent, on the one hand, and Buyer and the Companies, on the other hand, with respect to this Agreement or any of the transactions contemplated by this Agreement.

(f) This Section 9.11 is for the benefit of K&S and K&S is an intended third-party beneficiary of this Section 9.11. This Section 9.11 shall be irrevocable, and no term of this Section 9.11 may be amended, waived or modified, without the prior written consent of K&S.

Section 9.12 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages may not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

Section 9.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by email transmission (including any electronic signature) shall be as effective as delivery of a manually executed counterpart of the Agreement.

Section 9.14 Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.

Section 9.15 Schedules. Disclosure of any fact or item in any Schedule referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to any other Section in this Agreement to the extent the applicability of such fact or item to such other Section is readily apparent on its face to a person without independent knowledge. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

Section 9.16 Bulk Sales Laws. Parent and Buyer each hereby waive compliance by Parent with the provisions of the “bulk sales,” “bulk transfer” or similar Laws of any state or any jurisdiction outside the U.S.

Section 9.17 Language; Prevailing Documents. This Agreement has been, and the Ancillary Agreements will be, prepared in the English language. In case of any conflict or inconsistency between the English language version of such documents and any translation thereof made for any purpose, the English language version will govern the interpretation and construction of such documents, and for any and all other purposes, except as may be required by applicable Law. In the event that any of the terms of this Agreement conflict with any of the terms of the Ancillary Agreements, the terms of this Agreement will prevail.

Section 9.18 Non-Survival.

(a) None of the representations, warranties or pre-Closing covenants of the Parties in this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) shall survive the Closing. The Parties acknowledge and agree that, in the event that the Closing occurs, no Party hereto may bring a claim, suit, action or proceeding against the Parties or any of their respective Affiliates based upon or arising out of a breach of any such representations, warranties or any covenants the performance of which is substantially or completely in the period prior to the Closing.

(b) The covenants and agreements contained in or made pursuant to this Agreement (or in any document, certificate or instrument delivered pursuant to or in connection with this Agreement) that by their terms apply in whole or in part after the Closing shall survive the Closing in accordance with their terms.

Section 9.19 Indemnification.

(a) Subject to the other terms and conditions of this Agreement, effective at and after the Closing, Parent hereby agrees to indemnify and defend Buyer and its Subsidiaries and Affiliates and their respective equityholders, officers, directors, managers, employees and agents (collectively, the “Buyer Indemnitees”) against, and to hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all liabilities, damages, losses, claims, penalties, fines, judgments, awards, settlements, costs, fees and expenses (including reasonable attorneys’ fees) (collectively, “Damages”) suffered or incurred by the Buyer Indemnitees to the extent arising out of, based upon, or relating to, without duplication, (i) any Excluded Liability or (ii) any Liability set forth on Schedule 9.19(a)(ii) (the “Specified Liabilities”); provided that, Parent’s maximum liability for Damages under this Section 9.19(a)(ii) with respect to the Specified Liabilities (but not any other Excluded Liabilities, with respect to which, for the avoidance of doubt, this proviso shall not apply) shall not exceed $10,000,000.

(b) Subject to the other terms and conditions of this Agreement, effective at and after the Closing, Buyer hereby agrees to indemnify and defend each of Parent and its Subsidiaries and Affiliates and their respective equityholders, officers, directors, managers, employees and agents (collectively, the “Parent Indemnitees”) against, and to hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Damages suffered or incurred by the Parent Indemnitees to the extent arising out of, based upon, or relating to, without duplication, any Transferred Liability.

(c) Promptly after receipt by a Buyer Indemnitee or a Parent Indemnitee (each, an “Indemnified Party”) of notice by a third party of a threatened or filed Action or the threatened or actual commencement of any Action with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Damages, such Indemnified Party shall provide written notification to Buyer, on the one hand, or Parent, on the other hand, whoever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”) within five days of the Indemnified Party’s notice of threatening or filing of such Action or of the notice of the threatened or actual commencement of such Action; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from Liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within 60 days thereafter, to assume the defense of such Action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel.

If the Indemnifying Party declines or fails to assume the defense of the Action on the terms provided above within such 60-day period, the Indemnified Party may employ counsel to represent or defend it in any such Action, and the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action. In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.

(d) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party.

(e) If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 9.19(c), such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.

Section 9.20 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars. The parties agree that to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. dollars, such non-U.S. dollar amounts shall be converted into U.S. dollars using an exchange rate that will be the closing mid-point real spot rate as of the second Business Day prior to such date quoted by the Federal Reserve Bank of New York for U.S. dollars to amounts of such non-U.S. currency. For the avoidance of doubt, this Section 9.20 shall not impact the calculation of any amount set forth on the Financial Statements.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT:

MATIV HOLDINGS, INC.

By:
Name:
Title:

BUYER:

EVERGREEN HILL ENTERPRISE PTE. LTD.

By:
Name:
Title: